Pursuing profitable growth through strong customer relationships.



Bancinsurance Corporation

2001 Annual Report

Bancinsurance Corporation is a holding company that manages a portfolio of businesses. We offer specialized products and services to niche markets. Our businesses operate independently; however, each shares at least two common attributes: a strong commitment to service and a dedication to solving customers' unique needs.

OHIO INDEMNITY COMPANY

FLEXIBLE PROTECTION. PERSONAL ATTENTION. EXPERIENCE YOU CAN TRUST.

AMERICAN LEGAL
Publishing Corporation

Table of Contents

BANCINSURANCE CORPORATION
Financial Highlights (in thousands, except for per share data)

	2001	2000	1999	1998	1997	1996
Income Statement Data						
Net Premiums Earned	**$ 38,309**	$ 24,842	$ 25,216	$ 20,869	$ 11,169	$ 10,138
Net Investment Income	**1,519**	1,308	1,723	1,407	1,528	1,564
Other Income	**3,660**	4,231	4,323	3,922	3,133	1,003
Total Revenue	**43,488**	30,381	31,262	26,198	15,830	12,705
Losses and Loss Adjustment Expenses, Net of Reinsurance Recoveries	**21,659**	15,069	14,585	12,961	6,071	5,404
Income Before Federal Income Taxes	**4,267**	5,621	5,453	4 ,751	3,669	3,121
Net Income	**$ 3,075**	$ 3,918	$ 3,889	3,394	$ 2,701	$ 2,341
Net Income Per Common Share, Diluted	**$ .53**	$ .66	$ .63	$ .55	$ .44	$ .38
Balance Sheet Data						
Total Assets	**$ 64,671**	$ 45,901	$ 42,448	$ 35,949	$ 31,404	$ 28,275
Shareholders' Equity	**$ 31,392**	$ 28,535	$ 25,193	$ 22,504	$ 19,080	$ 15,907

Shareholders' Equity
(thousands of dollars)


$15,907
$19,080
$22,504
$25,193
$28,535
$31,392
1996
1997
1998
1999
2000
2001

Net Income
(thousands of dollars)


$2,341
$2,701
$3,394
$3,889
$3,918
$3,075
1996
1997
1998
1999
2000
2001

About Bancinsurance

ancinsurance Corporation is not a typical insurance holding company. We manage a portfolio of businesses that may be more diversified than our peers; however, we are unified in our commitment to outstanding customer service and the value we place on long-term relationships. Our strategy is focused on profitable growth through increased premiums from an expanding customer base, introduction of new products, as well as additional revenue from non-insurance businesses. We seek to acquire program business or companies that share a similar business philosophy to our own and can enhance the company's future performance. It is these attributes that define Bancinsurance Corporation and its future for customers, agents, and shareholders alike.

Bancinsurance Corporation is a holding company that manages a portfolio of businesses. We offer specialized products and services to niche markets. Our businesses operate independently; however, each shares at least two common attributes: a strong commitment to service and a dedication to solving customers' unique needs. These attributes are important to our customers and distinguish us from competitors.

We have increased the company's premiums and revenues through a longstanding commitment to a focused growth strategy. The company's financial strength is the cornerstone of our business. It has enabled us to expand our products, enter new markets, and make select acquisitions, especially during the past several years. As a result, we have diversified the company's sources of revenue.

The company has an experienced management team in each of its businesses. They are committed to building strong long-term relationships with customers that are focused on service and can withstand the test of market cycles. During the past few years we have attracted persons with extensive industry experience to further strengthen our capabilities and adapt to accelerated growth. We are always accessible to customers and welcome opportunities to help make them successful.

We enhance our services by providing customers with online access to real time premium and loss history information in the insurance business and a range of document formats in the codification business. Increased utilization of technology is recognized as being beneficial to both our customers and the company. They value the increased convenience we offer them combined with our commitment to high levels of personal service. In addition, technology has enabled us to attract a wide range of customers for our businesses and manage growth more effectively by leveraging our infrastructure.

We seek opportunities to make strategic investments or acquire entire businesses that fit our business focus. These can be insurance agencies, companies or other related businesses. During the past two years we have merged a non-insurance company, American Legal Publishing Corporation, with Bancinsurance Corporation and acquired Justinian Publishing to enhance their business.

Opportunities are carefully analyzed to determine a strategic fit and the business' potential as part of our company. By merging with us, owners can achieve liquidity by selling their business. The benefits for the company include the addition of new products or the extension of products into additional geographic markets. We seek businesses that can continue to grow through improved marketing, expanded use of technology and experienced management support.

In 2001 we moved our corporate offices to a new location in Columbus, Ohio. This space has allowed us to function more effectively and accommodate an incremental increase in employees that is directly related to our growth. We plan to continue building our infrastructure in 2002 through the addition of staff and investments in technology within key areas to support current and future growth. These efforts will help us continue delivering superior service to our customers - in person and online.



To Our Shareholders, Customers & Agents

We made important progress in key areas of the business during 2001 despite a challenging operating environment. Specific benefits were realized from our increased emphasis on marketing and improved utilization of technology to deliver superior service to our customers. This was especially reflected in the 64% growth in premiums written in 2001. Premiums earned and revenues also increased in our businesses.

Net income for the twelve months ended December 31, 2001 was $3.1 million versus $3.9 million the prior year. A substantial portion of this difference was due to a one-time pre-tax gain of $0.9 million in second quarter 2000 to settle a dispute with an unaffiliated party. Higher losses due to the weak operating environment also impacted 2001's results. Shareholders' equity rose 10.0% to $31.4 million at December 31, 2001, compared with $28.5 million at year-end 2000.

A substantial number of policies and premiums were added during 2001. This included four large regional banks and a number of smaller community banks within our Lender/Dealer program. Balancing a decline in community bank lending was an increase in premium volume among existing large bank clients. These favorable results were due to marketing efforts initiated in 2000 that were expanded during this past year. These efforts reflect our strategy to pursue a more diverse number of accounts among agents while maintaining strong direct relationships with our large bank customers. We believe this approach enables us to deliver superior service and achieve improved long-term results. In conjunction with these efforts, we anticipate adding staff to further strengthen our capabilities. Our growth strategy also focuses on additional complementary products and businesses that can help us achieve these objectives.

The national economy deteriorated throughout most of the past year as evidenced by the increase in credit delinquencies and bankruptcies. Underwriting margins were squeezed by an increase in the number and amount of claims paid. Nonetheless, we benefited from higher premium volume from new policies issued. Premium volume on current policies in force was affected by aggressive marketing campaigns by the captive automobile lenders. GMAC, Ford Motor Credit and Chrysler Credit responded to sales and market share pressures by significantly reducing, and in a number of cases offering zero percent financing for new automobile purchases. Such programs contributed to the difficult market conditions that persisted during the last four months of 2001.

Following an exceptional year of automobile sales, we expect both the new car and used car markets to remain relatively attractive for Lender/Dealer products in 2002. There are initial signs of improvement in the overall U.S. economy. Financing incentives from captive automobile companies continue to provide strong competition to rates offered by our primary customers - banks and credit unions. Premium volume pressures will influence margins as well as price inflation for replacement parts and repair labor. These factors may impact our performance in 2002 as we move beyond our traditional niche to compete with much larger insurance companies for new business.

The combined ratio for Ohio Indemnity, the Company's principal insurance subsidiary, was 92.0% of net premiums earned for 2001 compared to 88.1% the prior year. This 3.9 percentage point increase is primarily attributable to the higher expense ratio. The Company's combined ratio remains below recent results for the property/casualty industry.

Effective June 2001, Ohio Indemnity was awarded an "A" Excellent rating by A.M. Best Company, the premier insurance rating agency. This increase from an "A-" Excellent rating received the previous 6 years affirms our growth strategy and recognizes the solid progress we have achieved.

Another independent rating firm, Demotech, Inc., also reaffirmed Ohio Indemnity's "A double prime Unsurpassed" rating last year. Demotech analyzes the financial stability of insurance companies. This rating represents their assessment of our ability to withstand a severe downturn in the general economy or weather an extended insurance cycle.

Codification and subscription fees from American Legal Publishing Corporation, a wholly-owned subsidiary, rose to $2.7 million in 2001 from $1.9 million in 2000. The 2001 results benefited from the acquisition of Justinian Publishing Company in the second quarter of 2001, as well as increased supplement and subscriber fees and added state league programs.

During the past year we decided to retain a third party to manage our fixed income investments. This is consistent with an earlier decision to have most of our equity investments managed in a similar manner. We concluded that management's attention is best focused on the operating business. While this represents a change in our investment management approach, the philosophy remains the same; that is, management of a conservative, high quality portfolio in order to provide solid returns for the business. Investment income was $1.5 million for 2001, a $0.1 million decrease from the prior year. This reduction was affected by declining investment yields throughout 2001.

The Company plans to implement Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" during first quarter 2002. Based on an impairment test, it has been determined that approximately $1.5 million of goodwill associated with the August 1999 acquisition of Paul Boardway & Associates, Inc. will be recorded as a non-cash charge to income.

We plan to continue expanding our marketing initiatives and product development efforts in 2002. This will help strengthen our market share in our businesses. These efforts are expected to raise our profile among customers in key markets and also include further infrastructure additions to support future growth. We are committed to providing our customers with the best possible service.

We remain committed to our focused growth strategy and appreciate your continued support and comments.

Si Sokol

Si Sokol
Chairman and Chief Executive Officer

John S. Sokol

John S. Sokol
President



Ohio Indemnity Company

Overview

Ohio Indemnity Company, a wholly-owned subsidiary, markets, underwrites, and manages our growing line of insurance products. We are one of the nation's leading specialty insurance carriers for banks, credit unions and finance companies. Net premiums written and net premiums earned have grown significantly since 1999. Lender/Dealer products represent the largest portion of our insurance business. Ultimate Loss Insurance ("ULI"), introduced in 1956, was our only significant Lender/Dealer product for more than four decades. Three years ago we added Guaranteed Auto Protection ("GAP") Insurance, broadened the product line and enhanced the company's competitive position. At the same time, we also initiated a substantial commitment to marketing, which has contributed to our recent growth and expanded capabilities to service customers. We are consistently seeking ways to enhance customer relationships and pursue solid long-term growth opportunities.

We invest in our businesses to achieve improved response capabilities utilizing technology. For Ohio Indemnity, this has resulted in applications, policy experience information, the status of claims, and loss ratio analysis being made available online. It is accessible by all agents regardless of premiums generated for the company. During 2001 we continued to refine our online capabilities and added claims reporting through the Internet. We encourage managing general agents to handle claims themselves online and also actively monitor the book of business for each of their individual agents.

OHIO INDEMNITY COMPANY
Premiums Written, 1997-2001


$11,179,561
$20,971,405
$27,019,384
$25,403,832
$41,853,030
1997
1998
1999
2000
2001

Ohio Indemnity also offers non-automobile related insurance policies, such as Unemployment Insurance Protection. We currently have three products designed to meet the needs of not-for-profit organizations and public sector employers' unemployment compensation needs. They are Bonded Service, Excess of Loss, and mandated surety bonds required by state Departments of Labor.

In June 2001 A.M. Best Company, the leading independent source for insurance company ratings, raised Ohio Indemnity's rating to "A" Excellent. For the past 6 years, the company was assigned an "A-" Excellent. As A.M. Best noted, "The rating reflects the company's ability to sustain healthy underwriting profits, solid double digit operating returns, while maintaining a level of capitalization commensurate with its current rating."

Ohio Indemnity was awarded an "A Excellent" rating by A.M. Best Company, the leading independent source for insurance company ratings.

Another independent rating firm, Demotech, Inc., reaffirmed Ohio Indemnity's "A double prime Unsurpassed" rating last year. Demotech analyzes the financial stability of insurance companies. This rating represents their assessment of our ability to withstand a severe downturn in the general economy or weather an extended insurance cycle.

Lender/Dealer Products

Ultimate Loss Insurance

The company introduced Ultimate Loss Insurance, a blanket vendor single interest product, in 1956. During the subsequent 45 years ULI has remained


Ohio Indemnity Company
NATIONAL PRESENCE
(Licensed in 47 States)
Ohio Indemnity writes premiums in excess of $50,000 in 25 states

the dominant product we offer to financial institutions nationwide. Our customers include banks, credit unions and other automobile lenders. Today, it continues to be a significant product with a growing customer base and is part of an expanding line of Lender/Dealer products offered by the company. Ohio Indemnity is the largest writer of blanket vendor single interest policies.

A ULI policy provides blanket single interest collateral protection and is generally written to cover a financial institution's complete retail installment loan portfolio. Our product is the most flexible in the industry. We have an extensive range of coverage variations available that allow us to customize our product to the specific needs of each lender. It provides protection for banks and other lenders against risk arising from theft or damage to certain loan collateral where the borrower has failed to secure and maintain adequate insurance coverage. The company's extensive experience with this product and long-term, steady commitment are valued by financial institutions. This is reflected in the high persistency ratio for ULI product.

Recently, the company began evaluating creditor placed insurance, which would complement the current blanket vendor single interest product. It provides physical damage coverage for both the lien holder and the insured for automobile loans with specific insurance exposure. Service, particularly through online loan tracking, is a key efficiency factor offered by providers of this insurance in order to streamline customers' administrative requirements.

GAP Insurance

GAP pays the difference between the amount owed by the customer on a lease or loan contract in the event a vehicle is damaged beyond repair, or stolen and never recovered, and the primary insurance company settlement. This GAP exists due to the way loans and leases amortize compared to depreciation patterns of vehicles. Leasing, low or no down payment loans, long term loans, and low trade-in prices contribute to create GAP amounts.

This policy provides lenders, lessors or automobile dealers who waive GAP amounts with appropriate insurance coverage. It covers the risk they assume by making the waiver. The automobile dealers' dual role as selling agent for the vehicle and lender through their Finance and Insurance department allow them to sell GAP waivers to their customer.

Ohio Indemnity offers two forms of GAP Insurance policies to their customers. Voluntary GAP programs are sold to lenders, lessors and automobile dealers, who then sell coverage directly to the borrower at the time of purchasing or leasing a vehicle. Blanket GAP policies are sold to lessors who typically waive GAP amounts on all of their leases.

GAP Insurance allows the company to offer a complementary product to customers, and, expand its customer base to include automobile dealers. The company's GAP Insurance program has been approved by some of the largest indirect lenders in the United States. As of year-end 2001, the program had been approved in 45 states, which provides substantial sales and long-term growth opportunities.

Unemployment Insurance Protection

Unemployment compensation insurance is mandated by federal law and administered by state Departments of Labor or similar organizations. The customers for these products are employers eligible to reimburse their unemployment insurance obligations to the state organization. Frequently, they are not-for-profit or public sector employers. We partner with other firms to sell these policies. Therefore, we are more dependent on their success to achieve our growth objectives. The company's efforts are focused on underwriting and bonding these policies.

The company began insuring Bonded Service in 1989. It is a product that offers first dollar coverage. Bonded Service can be a less costly alternative to the state unemployment insurance tax system since the rating is based on the employer's own experience. Service is differentiated through the technical support that is provided as well as recommendations concerning the customer's deductibles and retention rates. The customer's unemployment insurance liability is managed by a third party, which is bonded by Ohio Indemnity.

Excess of Loss was added in 1992 as the company's second unemployment insurance product. It permits employers to declare reimbursing status to fulfill their unemployment insurance obligations, while also protecting their assets against higher than anticipated claims. Large not-for-profit organizations can obtain Individual Excess of Loss coverage, which is individually underwritten. It also includes an attachment point specific to each employer's experience. For smaller not-for-profit employers, this coverage can be obtained through participation in a trust with many other small not-for-profit organizations. Examples of value-added services of this approach include risk management of individual and aggregate stop loss, mandated surety bonds, a proprietary reserve account, professional claims management and personnel advisory services.

State mandated surety bonds, which are required by certain state Departments of Labor are also underwritten by the company. These bonds are generally written as a companion to other unemployment protection products.

Program Business and Acquisitions

Our product development team seeks Program Business that is consistent with the company's growth strategy. Most frequently, this will involve an agent or Managing General Agent who has been successful in a particular product niche or geographic market. We benefited from these efforts during 2001 by converting a substantial book of business to the company's GAP business.

There are several reasons why Managing General Agents choose to place their program business with Ohio Indemnity. First, the Managing General Agent can achieve expanded access for their program business where the company has been admitted to offer a particular insurance product. Second, the company can provide valued support for an MGA through its infrastructure and technology capabilities. We work with each MGA to determine the best combination of services we can offer to them for their business. In exchange, we receive premiums that contribute to our increased profitability. Third, we become business partners with our MGAs by providing opportunities and ideas to help their businesses grow. Fourth, we are easy to work with.

We want our customers and agents to consider us as a valued partner for their business. Our commitment to this goal is demonstrated throughout the company, including direct access to our executive management, which can accelerate decision-making and result in innovative solutions.



American Legal Publishing Corporation

Overview

American Legal Publishing Corporation ("ALPC"), a wholly-owned subsidiary, was merged into Bancinsurance Corporation in the first quarter of 2000. ALPC has over 65 years of experience publishing, supplementing, and distributing codes of ordinances for over 1,300 municipalities and counties nationwide. ALPC's customers range from large cities with populations in excess of 1 million to villages with fewer than 500 residents.

Ordinance codification is the process of collecting, organizing and publishing legislation for municipalities and counties. ALPC also offers an extensive range of information management services. They provide assistance with content, perform routine citation checks, and help to eliminate conflicts within local codes as well as state or federal law. The goal is to provide local governments with enforceable laws that are easy to use and reference. ALPC's innovative uses of technology, combined with its emphasis on customer service, differentiate it from the competition.

ALPC purchased Justinian Publishing, a competitor based in Cleveland, in the second quarter of 2001. This substantially strengthened ALPC's presence in Ohio. Their management is committed to service and enhancing customer relationships through products utilizing technology, which mirrors the company's approach.

AMERICAN LEGAL PUBLISHING CORPORATION
Revenue Growth, 2000-2001


$1,884,067
$2,652,231
2000
2001

Products and Services

American Legal Publishing Corporation provides a wide range of information management services, principally including codification, electronic publishing and document imaging, to state and local governments throughout the United States. These services are often provided in the form of code projects, special projects, and folio products. We also communicate regularly with our customers to educate them regarding current and emerging code related issues. This strengthens our relationship with them and underscores our established capabilities, especially for matters related to codification.

The market for companies engaged in codification and similar services is fragmented. Most do not have customers beyond a particular state or region. They have chosen us to publish, supplement, and distribute their codes of ordinances and also provide complementary services. We have maintained many of these customer relationships over many years and work closely with them to fulfill these needs. Some of the documents we publish are also sold to our customers' customers, such as the legal and building professions.



American Legal offers a full range of information management services to local governments, including electronic publishing of codes and ordinances.

Codification services involve the review of a particular municipality's ordinances to determine if conflicts exist with statutes or court decisions of higher levels of government. Additionally, we can prepare recommendations for our customers regarding appropriate changes to their existing ordinances. It is challenging and expensive for an individual municipality to constantly pursue these important activities independently. We market a Basic Code of Ordinances for smaller municipalities. This was developed in response to states that require

American Legal Publishing Corporation
OPERATING TERRITORY



American Legal Publishing conducts business in 39 states and the District of Columbia.

municipalities and counties to have such a code to satisfy their legal requirements and to enable them to fulfill state legal mandates. The municipality can also realize economic benefits from using this code.

Our publishing services have continued to grow in terms of overall volume, but also in the more efficient ways ordinances can be published and accessed. We are known for offering our customers innovative, cost-effective methods to meet their needs. Recently, we have enabled municipalities, county and state governments to streamline their inventory and sales requirements for specific copies of codes by handling those activities for them. As a result, we sell directly to their customers and publish the codes as needed and in the desired format. Other services include a search and retrieval software that offers instant access to a customers' information and an award winning document imaging systems, which the company offers as a reseller.

Special projects include technical manuals and specialized handbooks including specific content related to codes. In other cases these documents include legal opinions or model ordinances.

We also work with a growing number of state leagues in addition to our individual government customers. ALPC created unique league code programs to meet the needs and fit within the resources available to small communities. In addition, we also developed the International Municipal Lawyers Association Model Ordinance Service. It is a comprehensive annotated collection of model legislation. Working with the association's legal staff, we publish and distribute the latest developments in city ordinances. These documents are updated annually in print and electronic formats.

ALPC purchased Justinian Publishing, a competitor based in Cleveland, in the second quarter of 2001, which substantially strengthened our presence in Ohio. Their codification products were published in paper form and we are actively moving toward converting them to compact disk format as well as the Internet. In addition to the acquisition of Justinian, we added a number of large cities and municipalities during the past year through ongoing marketing efforts.

Our future plans include a combination of internal and external growth to further extend our products and services in select markets nationwide. We will also pursue opportunities to offer individual customers additional value-added services as well as potential integrated product offerings.

Financial Review

Table of Contents

BANCINSURANCE CORPORATION
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Investments:		
Held to maturity:		
Fixed maturities, at amortized cost (fair value $4,869,247 in 2001 and $5,144,356 in 2000)	**$ 4,746,889**	$ 5,048,466
Available for sale:		
Fixed maturities, at fair value (amortized cost $14,211,422 in 2001 and $14,323,397 in 2000)	**14,273,152**	14,486,863
Equity securities, at fair value (cost $5,981,774 in 2001 and $3,852,659 in 2000)	**6,715,572**	4,823,438
Short-term investments, at cost which approximates fair value	**5,476,140**	6,019,440
Total investments	**31,211,753**	30,378,207
Cash	**19,547,132**	6,560,778
Premiums receivable	**5,189,123**	2,591,617
Accounts receivable, net of allowance for doubtful accounts	**590,401**	441,315
Reinsurance receivable	**90,018**	20,250
Reinsurance recoverable on paid losses	**32,027**	99,631
Prepaid insurance premiums	**901,482**	50,048
Deferred policy acquisition costs	**1,522,533**	642,787
Estimated earinings in excess of billings on uncompleted codification contracts	**151,507**	159,295
Loans to affiliates	**699,208**	533,039
Notes receivable	**400,000**	441,000
Land and building, net	-	34,546
Furniture, fixtures and leasehold improvements, net	**150,024**	134,691
Excess of investment over net assets of subsidiaries, net	**2,534,596**	2,635,424
Intangible asset, net	**864,912**	422,416
Accrued investment income	**338,300**	336,803
Other assets	**447,661**	419,137
Total assets	**$ 64,670,677**	$ 45,900,984

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Balance Sheets

		December 31,		
		2001		2000
Liabilities and Shareholders' Equity				
Reserve for unpaid losses and loss adjustment expenses	$	4,872,598	$	2,958,615
Unearned premiums		6,030,273		2,740,418
Experience rating adjustments payable		6,472,413		1,316,563
Retrospective premium adjustments payable		3,716,869		855,567
Funds held under reinsurance treaties		1,001,520		-
Contract funds on deposit		1,937,924		2,073,529
Notes payable		5,696,839		5,142,000
Acquisition liability		-		159,659
Taxes, licenses, and fees payable		552,873		216,923
Federal income taxes payable		374,861		47,314
Deferred federal income taxes		109,001		310,345
Commissions payable		1,350,924		821,777
Billings in excess of estimated earnings on uncompleted codification contracts		107,452		64,195
Other		1,055,221		658,720
Total liabilities		33,278,768		17,365,625
Shareholders' equity:				
Non-voting preferred stock:				
Class A Serial Preference shares without par value; authorized 100,000 shares; no shares issued or outstanding		-		-
Class B Serial Preference shares without par value; authorized 98,646 shares; no shares issued or outstanding		-		-
Common shares without par value; authorized 20,000,000 shares; 6,170,341 shares issued		1,794,141		1,794,141
Additional paid-in capital		1,337,242		1,336,805
Accumulated other comprehensive income		525,048		748,602
Retained earnings		29,539,902		26,464,712
		33,196,333		30,344,260
Less: Treasury shares, at cost (400,156 in 2001 and 401,106 in 2000 common shares)		(1,804,424)		(1,808,901)
Total shareholders' equity		31,391,909		28,535,359
Total liabilities and shareholders' equity	$	64,670,677	$	45,900,984

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Income

	Years Ended December 31,		
	2001	2000	1999
Income:			
Premiums written	**$ 41,853,030**	$ 25,403,832	$ 27,019,384
Increase in unearned premiums	**(3,289,854)**	(344,940)	(1,676,683)
Premiums earned	**38,563,176**	25,058,892	25,342,701
Premiums ceded	**(254,438)**	(217,077)	(127,070)
Net premiums earned	**38,308,738**	24,841,815	25,215,631
Investment income	**1,496,621**	1,628,306	1,495,848
Net realized gain (loss) on investments	**22,542**	(320,742)	226,826
Gain on sale of property	**15,848**	-	-
Codification and subscription fees	**2,652,231**	1,884,067	-
Claims administration fees	**-**	427,036	591,654
Title and appraisal fees	**-**	115,724	2,387,351
Management fees	**846,446**	659,929	1,153,663
Commission fees	**67,065**	155,942	103,430
Other income	**78,631**	988,919	87,504
Total revenue	**43,488,122**	30,380,996	31,261,907
Losses and operating expenses:			
Losses and loss adjustment expenses	**21,823,538**	15,230,041	14,595,243
Reinsurance recoveries	**(164,794)**	(161,411)	(9,892)
Experience rating adjustments	**5,155,850**	(233,026)	1,169,999
Commission expense	**5,918,461**	3,639,642	3,623,761
Other insurance operating expenses	**3,126,234**	2,936,666	2,855,542
General and administrative expenses	**3,334,200**	3,090,167	3,311,415
Interest expense	**28,076**	257,984	262,641
Total expenses	**39,221,565**	24,760,063	25,808,709
Income before federal income taxes	**4,266,557**	5,620,933	5,453,198
Federal income taxes	**1,191,367**	1,702,576	1,564,003
Net income	**$ 3,075,190**	$ 3,918,357	$ 3,889,195
Net income per common share	**$ .53**	$ .66	$ .64
Net income per common share, assuming dilution	**$ .53**	$ .66	$ .63

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2001	2000	1999
Net income	**$ 3,075,190**	$ 3,918,357	$ 3,889,195
Other comprehensive income:			
Unrealized holding gains (loss) on securities arising during period, net of income tax (benefit) expense of $(115,164), $314,841 and $(268,087), respectively	**(223,554)**	611,162	(520,404)
Comprehensive income	**$ 2,851,636**	$ 4,529,519	$ 3,368,791

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Shareholders' Equity

	Preferred Shares Class A	Preferred Shares Class B	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares	Total Shareholders' Equity
Balance December 31, 1998	-	-	$ 315,567	$ 1,495,387	$ 657,844	$ 20,136,198	$ (100,514)	$ 22,504,482
Net income	-	-	-	-	-	3,889,195	-	3,889,195
Change in unrealized loss on investments, net of income tax benefit of $268,087	-	-	-	-	(520,404)	-	-	(520,404)
5% common share dividend at fair value	-	-	1,478,574	-	-	(1,479,038)	-	(464)
Purchase of 124,630 treasury shares	-	-	-	-	-	-	(688,583)	(688,583)
12,500 shares issued in connection with the exercise of stock options	-	-	-	(52,614)	-	-	61,677	9,063
Balance December 31, 1999	-	-	1,794,141	1,442,773	137,440	22,546,355	(727,420)	25,193,289
Net income	-	-	-	-	-	3,918,357	-	3,918,357
Change in unrealized gain on investments, net of income taxes of $314,841	-	-	-	-	611,162	-	-	611,162
Issue of 73,504 treasury shares in purchase acquisition (note 1(f))	-	-	-	(37,196)	-	-	337,195	299,999
Purchase of 349,318 treasury shares	-	-	-	-	-	-	(1,525,012)	(1,525,012)
22,000 shares issued in connection with the exercise of stock options	-	-	-	(68,772)	-	-	106,336	37,564
Balance December 31, 2000	-	-	1,794,141	1,336,805	748,602	26,464,712	(1,808,901)	28,535,359
Net income	**-**	**-**	**-**	**-**	**-**	**3,075,190**	**-**	**3,075,190**
Change in unrealized gain on investments, net of income taxes benefit of $115,164	**-**	**-**	**-**	**-**	**(223,554)**	**-**	**-**	**(223,554)**
Purchase of 1,050 treasury shares	**-**	**-**	**-**	**-**	**-**	**-**	**(4,542)**	**(4,542)**
Capital contributed in asset purchase	**-**	**-**	**-**	**437**	**-**	**-**	**9,019**	**9,456**
Balance December 31, 2001	**-**	**-**	**$ 1,794,141**	**$ 1,337,242**	**$ 525,048**	**$ 29,539,902**	**$ (1,804,424)**	**$ 31,391,909**

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 3,075,190	$ 3,918,357	$ 3,889,195
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized gain on disposal of subsidiaries	-	(59,936)	-
Net realized (gain) loss on investments	(22,542)	320,742	(226,826)
Net realized (gain) loss on disposal of property and equipment	(14,800)	1,497	2,599
Net realized loss on debt forgiveness	-	30,000	-
Depreciation and amortization	306,061	327,524	256,004
Deferred federal income tax (benefit) expense	(86,180)	319,316	(346,873)
Change in operating assets and liabilities:			
Premiums receivable	(2,597,506)	(378,339)	(429,559)
Accounts and reinsurance receivable, net	(1,002,684)	709,732	(172,942)
Deferred policy acquisition costs	(879,746)	(423,594)	(66,515)
Other assets	(147,402)	(121,202)	(252,868)
Reserve for unpaid losses and loss adjustment expenses	1,913,983	(764,397)	924,757
Unearned premiums	3,289,855	309,642	1,711,981
Funds held under reinsurance treaties	1,001,520	-	-
Experience rating adjustments payable	5,155,850	(233,026)	1,169,999
Retrospective premium adjustments payable	2,861,302	772,043	72,011
Contract funds on deposit	(135,605)	(198,648)	(645,691)
Other liabilities	1,525,649	(218,409)	(728,637)
Net cash provided by operating activities	14,242,945	4,311,302	5,156,635
Cash flows from investing activities:			
Proceeds from held to maturity: fixed maturities due to redemption or maturity	1,341,000	1,020,000	438,000
Proceeds from available for sale: fixed maturities sold, redeemed and matured	7,383,150	6,342,760	4,998,051
Proceeds from available for sale: equity securities sold	13,175,789	10,288,020	5,212,493
Cost of investments purchased:			
Held to maturity: fixed maturities	(299,955)	(884,859)	(699,375)
Available for sale: fixed maturities	(8,064,552)	(5,099,713)	(10,358,534)
Equity securities	(15,288,282)	(9,903,848)	(5,864,798)
Net change in short-term investments and securities purchased under agreements to resell	543,300	627,764	438,126
Purchase of furniture, equipment and leasehold improvements	(108,822)	(86,253)	(225,070)
Cash used in purchase of subsidiary	-	(958,094)	(1,500,000)
Cash used in acquisition of assets	(403,503)	-	-
Other	11,826	(7,165)	8,600
Net cash provided by (used in) investing activities	(1,710,049)	1,338,612	(7,552,507)
Cash flows from financing activities:			
Proceeds from note payable to bank	20,350,000	17,157,000	7,345,000
Repayments of note payable to bank	(19,892,000)	(17,160,000)	(6,450,000)
Proceeds from stock options exercised	-	37,564	9,063
Acquisition of treasury stock	(4,542)	(1,525,012)	(688,583)
Dividends paid	-	-	(464)
Net cash provided by (used in) financing activities	453,458	(1,490,448)	215,016
Net increase (decrease) in cash	12,986,354	4,159,466	(2,180,856)
Cash at beginning of year	6,560,778	2,401,312	4,582,168
Cash at end of year	$ 19,547,132	$ 6,560,778	$ 2,401,312
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 13,398	$ 230,200	$ 233,958
Income taxes	$ 950,000	$ 1,445,000	$ 1,865,000
Supplemental schedule of noncash investing activities:			
Common shares issued in purchase acquisition	$ 9,456	$ 300,000	$ -
Common shares received in debenture conversion	$ -	$ -	$ 50,000

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Bancinsurance Corporation ("the Company") was incorporated in the State of Ohio in 1970. The Company is primarily engaged, through its wholly-owned subsidiary, Ohio Indemnity Company ("Ohio Indemnity"), in the underwriting of specialized property and casualty insurance. Insurance written is principally in two lines of business, ultimate loss insurance and a bonded service program. Ohio Indemnity is licensed in forty-seven states and the District of Columbia and licensed for surplus lines in Texas. As such, Ohio Indemnity is subject to the regulations of the Department of Insurance of the State of Ohio (the "Department") and the regulations of each state in which it operates. In August 1999, the Company acquired the stock of Paul Boardway and Associates, Inc. ("Paul Boardway"). Paul Boardway is a property/casualty insurance agency serving lending institutions. On February 29, 2000, American Legal Publishing Corporation ("American Legal Publishing") became a wholly-owned subsidiary through a merger. American Legal Publishing's primary business consists of the codification of municipal and county codes of ordinances and the supplementing thereof. During 1997, Custom Title Services, Inc. (formerly known as Title Research Corporation) ("Custom Title") was incorporated in Ohio as a wholly-owned subsidiary. Custom Title is a title lien search and mortgage service company. On January 29, 2000, the Company entered into an agreement for the Sale of Custom Title. During 1993, BCIS Services, Inc. ("BCIS Services") was incorporated as a wholly-owned subsidiary. BCIS Services provides workers' compensation claims management and loss control services to employers who self-insure this obligation. On October 6, 2000, the Company entered into an agreement for the sale of BCIS Services. No single customer of the Company accounts for a predominant share of consolidated revenue, except for four customers in the ultimate loss insurance program. See Note 16.

(b) Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which vary in certain respects from reporting practices prescribed or permitted by the State of Ohio. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in the state of Ohio prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual. The effects of these differences on shareholders equity and net income are shown in Note 12.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Consolidation Policy

The accompanying financial statements include the Company's accounts and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(d) Investments

Investments in fixed maturities held as available for sale are carried at fair value. The unrealized holding gain or loss, net of applicable deferred taxes, is reflected in other comprehensive income. Investments in held to maturity fixed maturities, which include fixed maturity securities and preferred stocks with mandatory redemption features, where the Company has the ability and intent to hold to maturity or put date, are carried at amortized cost.

Available for sale equity securities, which include common stocks and preferred stocks without mandatory redemption features, are reported at fair value with unrealized gains or losses, net of applicable deferred taxes, reflected in other comprehensive income. Short-term investments are reported at cost which approximates fair value.

Realized gains and losses on disposal of investments are determined by the specific identification method and are included in net investment income. The carrying value of investments is revised and the amount of revision is charged to net realized losses on investments when management determines that a decline in the value of an investment is other than temporary.

(e) Accounts Receivable

Accounts receivable at December 31, 2001 are comprised of municipal code contract billings. The Company estimates its allowance for doubtful accounts and bad debts based upon management's assessment of the collectibility of receivables and prior experience.

(f) Excess of Investment Over Net Assets of Subsidiary

The excess of investment over net assets of Ohio Indemnity is not being amortized as the acquisition took place on April 22, 1970, and there is no permanent diminution in value of such excess.

On August 25, 1999, the Company acquired the stock of Paul Boardway. The Company purchased Paul Boardway for $1,500,000 in cash; $300,000 of the Company's common shares which were issued on the first anniversary of the closing date; and $331,247 of acquisition liabilities. The acquisition was accounted for using the purchase method. The Company is amortizing the resulting goodwill on a straight-line basis over its estimated economic life of twenty years. At December 31, 2001, the net book value of goodwill associated with the acquisition was $1,780,858.

(g) Intangible Asset

On July 19, 1999, the Company entered into an Agreement and Plan of Merger with Westford Group, Inc., an Ohio corporation ("Westford"), whereby Westford would be merged with and into Bancinsurance. On February 29, 2000, the shareholders of Westford approved the merger. The Company paid the Westford shareholders cash in the amount of $.70 per share for each share of Westford common stock, without par value. The total amount of the merger consideration paid was $958,094. The Company paid the merger consideration from existing cash reserves. Preceding the merger, Westford was an affiliate of the Company through a common officer and principal shareholder. This individual owned 42.4% and 45.8% of the outstanding common stock of Westford and Bancinsurance, respectively, at the time of the merger. Immediately following the merger, Westford was dissolved and Westford's wholly-owned subsidiary, American Legal Publishing, became the surviving entity as a wholly-owned subsidiary of Bancinsurance. American Legal Publishing offers a wide range of publishing services including information management, documents imaging, and electronic publishing solutions for state and local governments. American Legal Publishing currently publishes, supplements and distributes codes of ordinances for over 1,300 municipalities. The merger was accounted for as a purchase. The excess of the fair value of net assets acquired over the purchase price of approximately $440,780 was allocated to a database acquired. Pro forma data for the merger is not included as the effect is not material to the Company's financial statements. The database is comprised of the municipal code data and related files. Provision for amortization of the database is based on an estimated useful life of twenty years reflecting the long-lived nature of the municipal codes and is computed on the straight-line method.

On June 20, 2001, American Legal Publishing, purchased substantially all the net assets of Justinian Publishing Company, an Ohio Corporation ("Justinian"), for (a) $403,503 in cash; (b) 2,000 common shares of the Company; and (c) a $100,000 non-interest bearing promissory note due on the first anniversary of the closing date. The Company paid the acquisition consideration from existing cash reserves. The acquisition was accounted for using the purchase method. The excess of the fair value of the net assets acquired over the purchase price of approximately $478,491 was allocated to a database acquired. The database is comprised of municipal code data and related files. Provision for amortization of the database is based on an estimated useful life of twenty years reflecting the long-lived nature of the municipal data.

(h) Recognition of Revenues and Related Expenses

Insurance premiums are recorded as revenue over the period of risk assumed. For the "Ultimate Loss Insurance" products, a form of physical damage blanket single interest collateral protection insurance sold to lending institutions, premiums are earned in relation to the level of exposure assumed. For the unemployment insurance products, premiums are earned pro rata. The portion of premiums written applicable to the unexpired portion of insurance contracts is recorded in the balance sheet as unearned premiums. Management fees are recorded as revenue in the period a residual in the aggregate loss fund, established in connection with the bonded service program, is shared with the cost containment service firm.

Commission fees reported for Paul Boardway, claims administration fees reported for BCIS Services and title service and appraisal fees reported for Custom Title are recorded as revenue in the period in which the work was performed and/or services provided.

Revenue from municipal code contracts is recognized on the percentage-of-completion method. Completion is measured based on the percentage of direct labor costs incurred to date to estimated direct labor costs for each contract. While management uses available information to estimate total direct labor costs on each contract, actual experience may vary from estimated amounts. Under this method, the costs incurred and the related revenues are included in the statement of operations as work progresses. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. If a revised estimate indicates a loss, such loss is provided for in its entirety. The amount by which revenues are earned in advance of contractual collection dates is an unbilled receivable and the amount by which contractual billings exceed earned revenues is unrealized revenue which is carried as a liability.

Revenue from code supplements is recognized on the completed-contract method because the typical supplement is completed in a few months. No progress payments are billed due to the short production time and low average supplement contract price. Supplement contracts in process are valued at the lower of cost or contract price less estimated cost of completion. Costs of uncompleted code supplements, included in other assets in the Consolidated Balance Sheets, represents all supplement costs incurred to date. Provisions for estimated losses on uncompleted contracts are made in the period which losses are determined.

(i) Policy Acquisition Costs

Acquisition expenses, mainly commissions and premium taxes, related to unearned premiums are deferred and amortized over the period the coverage is provided. Anticipated losses and other expenses related to those premiums are considered in determining the recoverability of deferred acquisition costs.

(j) Reserve for Unpaid Losses and Loss Adjustment Expenses

Loss and loss adjustment expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the reserves for losses and loss adjustment expenses are adequate. The estimates are regularly reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

(k) Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers. Ceded reinsurance transactions are attributable to two Lender/Dealer policies and a mortgage protection product. The Company assumed a quota share participation in the gross liability of an insurer covering bail bond business.

(l) Experience Rating and Retrospective Premium Adjustments

Certain policies are eligible for premium adjustments based upon a comparison of actual losses to expected losses. For certain policies, return premiums are calculated and settled on an annual basis. These balances are presented in the accompanying balance sheets as retrospective premium adjustments payable. For others, an experience rating adjustment payable is calculated and adjusted from period to period and settled upon cancellation of the policy. These balances are presented in the accompanying balance sheets as experience rating adjustments payable.

(m) Contract Funds on Deposit

The Company has an agreement with a cost containment service firm involving a program designed to control the unemployment compensation costs of certain non-profit employers. Pursuant to this agreement, a bond has been issued insuring the payment of certain reimbursable unemployment compensation benefits on behalf of the employers enrolled in this program. Certain monies allocated toward the payment of these benefits are held by the Company. The Company and the cost containment service firm share any residual resulting from the development of benefits to be paid from the contract funds held on deposit. The Company records management fees in the period the residual is shared with the cost containment service firm. Fees of $846,446, $659,929 and $1,153,663 were recognized in 2001, 2000 and 1999, respectively, as a result of this arrangement.

(n) Depreciation and Amortization

Furniture and fixtures are stated at cost and depreciated using the straight-line method over a three year useful life. Leasehold improvements are capitalized and amortized over the remaining office lease term. Maintenance, repairs and minor renewals are charged directly to expense as incurred.

(o) Federal Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Accordingly, deferred tax liabilities and assets have been recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits will be realized in future years.

(p) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that fair value:

Short-term investments and securities purchased under agreements to resell:

For these short-term investments, the carrying amounts are reasonable estimates of fair value.

Fixed maturities and equity securities:

Fair values are based upon quoted market prices or dealer quotes for comparable securities.

Accounts and notes receivable:

The carrying amounts are reasonable estimates of fair value.

Note payable to bank:

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Based on this analysis, the carrying amount is a reasonable estimate of fair value.

(q) Cash and Cash Equivalents

For the purposes of the statements of cash flows, cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

(r) Reclassifications

Certain 1999 amounts have been reclassified in order to conform to the 2001 and 2000 presentation.

(2) INVESTMENTS

The amortized cost and estimated fair values of investments in held to maturity and available for sale securities were as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of US government corporations and agencies	$ 2,235,092	$ 80,093	$ -	$ 2,315,185
Obligations of states and political subdivisions	2,415,797	44,541	2,276	2,458,062
Redeemable preferred stock	96,000	-	-	96,000
	4,746,889	124,634	2,276	4,869,247
Available for sale:				
Fixed maturities:				
Obligations of states and political subdivisions	13,951,094	179,793	108,860	14,022,027
Corporate securities	260,328	43,125	52,328	251,125
Equity securities	5,981,774	1,364,753	630,955	6,715,572
	20,193,196	1,587,671	792,143	20,988,724
Totals	$24,940,085	$ 1,712,305	$ 794,419	$25,857,971

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of US government corporations and agencies	$ 2,536,673	$ 51,529	$ 2,622	$ 2,585,580
Obligations of states and political subdivisions	2,214,793	46,983	-	2,261,776
Redeemable preferred stock	297,000	-	-	297,000
	5,048,466	98,512	2,622	5,144,356
Available for sale:				
Fixed maturities:				
US Treasury securities and obligations of US government corporations and agencies	497,793	3,207	120	500,880
Obligations of states and political subdivisions	13,825,604	203,585	43,206	13,985,983
Equity securities	3,852,659	1,465,130	494,351	4,823,438
	18,176,056	1,671,922	537,677	19,310,301
Totals	$23,224,522	$ 1,770,434	$ 540,299	$24,454,657

The amortized cost and estimated fair value of investments in held to maturity and available for sale securities at December 31, 2001 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,051,435	$ 1,066,637	$ 1,857,917	$ 1,863,550
Due after one year through five years	2,915,171	3,011,588	4,699,928	4,754,638
Due after five years through ten years	197,789	196,660	4,934,232	4,925,447
Due after ten years	486,494	498,362	2,719,345	2,729,517
	4,650,889	4,773,247	14,211,422	14,273,152
Redeemable preferred stock	96,000	96,000	-	-
Equity securities	-	-	5,981,774	6,715,572
	$ 4,746,889	$ 4,869,247	$ 20,193,196	$ 20,988,724

Investment income, net of expenses, is summarized below:

	2001	2000	1999
Held to maturity:			
Fixed maturities	**$ 295,469**	$ 357,902	$ 239,284
Available for sale:			
Fixed maturities	**835,867**	733,583	714,526
Equity securities	**196,707**	184,805	224,947
Short-term investments	**173,834**	315,755	345,164
Other	**44,176**	63,006	28,355
Expenses	**(49,432)**	(26,745)	(56,428)
Investment income	**$ 1,496,621**	$ 1,628,306	$ 1,495,848

Fixed maturity investments were predominately income producing for the years ended December 31, 2001, 2000 and 1999.

Refer to Note 1 for a description of the methods and significant assumptions used to estimate the fair value of financial instruments.

The proceeds from sales of available-for-sale securities were $20,558,939, $16,630,780 and $10,210,544 for the years ended December 31, 2001, 2000 and 1999, respectively.

Pre-tax net realized gains (losses) on investments were as follows for each of the years ended December 31:

	2001	2000	1999
Gross realized gains:			
Held to maturity:fixed maturities	**$ -**	$ -	$ 4,303
Available for sale:fixed maturities	**53,314**	34,111	43,239
equity securities	**665,761**	339,940	550,402
Total gains	**719,075**	374,051	597,944
Gross realized losses:			
Held to maturity:fixed maturities	**400**	-	-
Available for sale:fixed maturities	**46,992**	56,833	26,198
equity securities	**649,141**	637,960	344,920
Total losses	**696,533**	694,793	371,118
Net realized gains (losses)	**$ 22,542**	$ (320,742)	$ 226,826

At December 31, 2001, investments having a par value of $4,204,000 were on deposit with various state insurance departments to meet their respective regulatory requirements.

(3) DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs at December 31 are summarized as follows:

	2001	2000
Deferred, January 1	$ 642,787	$ 219,193
Additions:		
Commissions	1,682,847	599,545
Premium tax	122,837	43,459
	1,805,684	643,004
Amortization to expense	925,938	219,410
Deferred, December 31	$ 1,522,533	$ 642,787

(4) UNCOMPLETED CONTRACTS

Revenues earned on uncompleted codification contracts by American Legal Publishing were $1,035,321 and $1,027,339 and billings to date on those contracts were $991,266 and $932,239, at December 31, 2001 and 2000, respectively. The excess of costs and estimated earnings over billings to date are presented in the accompanying balance sheets.

(5) NOTES RECEIVABLE

On January 24, 2000, the Company sold 85.4% of its 100 shares of Custom Title for $350,000 in the form of a promissory note. The promissory note is co-made by the business owner of the acquiring company and another company with which he is affiliated. The note bears interest at the prime rate, payable quarterly commencing March 1, 2000, and is payable as to principal quarterly commencing March 1, 2002 through January 1, 2007. The Company contributed the remaining 14.6 shares of Custom Title in consideration of a 10% capital investment of $60,000 in the acquiring company. In connection with the sale transaction, the Company loaned $91,000 to the acquiring company. The associated promissory note provided for interest at the prime rate and was paid in full as to interest and principal on February 1, 2001. During the third quarter of 2000, the Company determined the business of the acquiring company was impaired. A $60,000 write-down for the other-than-temporary impairment of the 10% capital investment was recognized in earnings.

(6) NOTE PAYABLE TO BANK

As of December 31, 2001, the Company had an uncollateralized $10,000,000 revolving line of credit with a maturity date of June 30, 2004 with an outstanding balance of $5,600,000. The revolving credit agreement provides for interest payable quarterly, at an annual rate equal to 0.75% less than the prime rate (4.0% per annum at December 31, 2001). The bank that provides the credit line is also a policyholder of the Company's. Premium from this policyholder represented 8.8% of revenue for the year ended December 31, 2001.

(7) LEASES AND SHARED EXPENSES

The Company routinely leases premises for use as administrative offices, vehicles and office equipment under operating leases for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Consolidated rental expenses under operating leases were $267,000, $198,353 and $252,809 during 2001, 2000 and 1999, respectively.

The future minimum lease payments required under these operating leases, are as follows:

Year Ending	Operating Leases
2002	$ 179,181
2003	207,172
2004	178,380
2005	175,850
2006	208,769
2007	224,009
2008	229,943
	$ 1,403,304

In January 2001, the Company entered into a new lease for its Columbus office space, replacing the existing commitment. Occupancy was assumed under the new lease on January 1, 2001. Under its provisions, no cash payments are due until April 1, 2002. Rent expense will be recognized evenly over the lease term ending December 31, 2008.

(8) FEDERAL INCOME TAXES

Deferred income taxes for 2001 and 2000 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured on an income tax basis. Temporary differences which give rise to the net deferred tax liability at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Unpaid loss and loss adjustment expense reserves	**$ 79,395**	$ 79,845
Unearned premium reserves	**354,439**	188,625
Unrealized losses on available for sale securities	**-**	6,737
Accrued bonus	**99,079**	-
Capital loss carryforward	**108,988**	-
Other reserves	**34,000**	34,000
Book/tax depreciation differences	**35,061**	33,778
Other	**28,066**	14,130
Subtotal	**739,028**	357,115
Deferred tax liabilities:		
Unrealized gains on available for sale securities	**(270,479)**	(392,381)
Discounting of anticipated salvage and subrogation	**(2,752)**	(2,153)
Deferred policy acquisition costs	**(517,662)**	(218,548)
Accrued dividends receivable	**(3,627)**	(4,223)
Other goodwill	**(42,320)**	(34,968)
Book/tax depreciation differences	**(5,574)**	-
Other	**(5,615)**	(15,187)
Net deferred tax liability	**$ (109,001)**	$ (310,345)

Net deferred tax assets and liabilities and federal income tax expense in future years can be materially affected by changes in enacted tax rates or by unexpected adverse events.

The provision for federal income taxes at December 31, consists of the following:

	2001	2000	1999
Current	**$ 1,056,810**	$ 1,662,025	$ 1,706,736
Current recoverable	**-**	(109,052)	-
Deferred expense (benefit)	**134,557**	149,603	(142,733)
Federal income taxes	**$ 1,191,367**	$ 1,702,576	$ 1,564,003

The difference between income taxes provided at the Company's effective tax rate and the 34% federal statutory rate at December 31, is as follows:

	2001	2000	1999
Federal income tax at statutory rate	**$ 1,450,629**	$ 1,911,117	$ 1,854,087
Dividends received and tax exempt interest deductions	**(327,644)**	(282,613)	(304,367)
Amortization of goodwill and intangible	**46,686**	41,114	19,760
Non-deductible interest expense	**1,225**	12,904	2,838
Other	**20,471**	20,054	(8,315)
Federal income taxes	**$ 1,191,367**	$ 1,702,576	$ 1,564,003

(9) BENEFIT PLANS

The Ohio Indemnity Company Employee 401(k) and Profit Sharing Plan (the "401(k) Plan") is available to full-time employees who meet the 401(k) Plan's eligibility requirements. Under the 401(k) Plan, the Company matches 50% of the qualified employee's contribution up to 6% of salary. The total cost of the matching contribution was $92,340, $109,395 and $83,648 for the years 2001, 2000 and 1999, respectively.

(10) STOCK OPTION PLANS

The Company applies APB Opinion No. 25 and related interpretations in accounting for options issued to employees, officers and directors under its plans. FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and changes the methods for recognition of cost on plans similar to those used by the Company. Adoption of SFAS 123 is optional; however, pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS 123 in 2001, 2000 and 1999 are presented below.

The Company has two stock option plans. The Bancinsurance Corporation 1984 Stock Option Plan was open to all employees of the Company and its subsidiaries. All options were granted before May 17, 1994 for a term of not more than ten years. The options for 50,000 shares outstanding at December 31, 2001 expire at various dates from 2003 through 2004 and range in option price per share from $5.25 to $6.00.

The Bancinsurance Corporation 1994 Stock Option Plan provides for the grant of options to purchase up to an aggregate of 500,000 common shares, 100,000 common shares for any one individual. Certain key employees, officers, and directors of, and consultants and advisors to, the Company and its subsidiaries are eligible to participate in the 1994 Stock Option Plan. The 1994 Stock Option Plan is administered by the Stock Option Committee which will determine to whom and when options will be granted along with the terms and conditions of the options. The options for 305,500 common shares outstanding at December 31, 2001 expire at dates from 2004 to 2011 and range in option price per share from $2.50 to $6.75.

A summary of the status of the Company's stock options as of December 31, 2001, 2000 and 1999 and changes during the year ended on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**323,000**	**$ 4.76**	363,500	$ 4.42	295,000	$ 4.00
Granted	**49,000**	**4.62**	16,000	4.04	81,000	5.40
Exercised	**(14,000)**	**2.89**	(39,500)	1.55	(12,500)	.73
Expired	-	-	-	-	-	-
Canceled	**(2,500)**	**4.75**	(17,000)	4.43	-	-
Outstanding at end of year	**355,500**	**$ 4.81**	323,000	$ 4.76	363,500	$ 4.42
Options exercisable at year-end	**209,300**		180,500		180,500	
Shares reserved for issuance	**484,500**		501,000		557,500	
Options available for future grant	**129,000**		178,000		194,000	
Weighted average fair value of options granted during the year	**$ 2.0434**		$ 2.1071		$ 2.7789	

The fair value of each option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 35.15% for 2001, 43.06% for 2000 and 44.36% for 1999, (2) risk-free interest rate of 5.24% for options granted May 17, 2001, 5.31% for options granted May 30, 2001, 5.20% for options granted May 31, 2001, 6.72% for options granted May 17, 2000, 6.52% for options granted May 31, 2000, 5.39% for options granted April 30, 1999, 5.98% for options granted June 2, 1999 and 5.82% for options granted July 16, 1999 and (3) expected life of 6 years for all years.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$ 2.50 - 2.875	21,500	3.88	$ 2.57	21,500	$ 2.57
3.375 - 3.875	35,000	4.93	3.82	28,800	3.81
4.00 - 4.85	162,000	7.23	4.63	67,000	4.64
5.25 - 5.625	89,000	6.71	5.38	44,000	5.36
6.00 - 6.75	48,000	2.37	6.08	48,000	6.08
2.50 - 6.75	355,500	6.02	4.81	209,300	4.79

If compensation cost for the Company's 2001, 2000 and 1999 grants for stock-based compensation plans had been determined consistent with SFAS 123, the Company's net income and net income per common share would approximate the pro forma amounts below:

	As Reported			Pro Forma		
	2001	2000	1999	2001	2000	1999
Net income	**$ 3,075,190**	$ 3,918,357	$ 3,889,195	**$ 3,068,601**	$ 3,916,083	$ 3,876,851
Net income per common share,diluted	**$ .53**	$ .66	$ .63	**$ .53**	$ .66	$ .63

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

(11) STATUTORY RESTRICTIONS

Generally, Ohio Indemnity is restricted by the insurance law of the State of Ohio as to amounts that can be transferred in the form of dividends, loans, or advances without the approval of the Department. Under these restrictions, during 2002, dividends, loans or advances in excess of $2,963,288 will require the approval of the Department.

(12) STATUTORY SURPLUS AND NET INCOME

As of December 31, 2001, Ohio Indemnity's statutory surplus and net income determined in accordance with accounting practices prescribed or permitted by the Department differed from shareholders' equity and net income determined in accordance with GAAP by the following:

	Shareholders' Equity/Surplus	Net Income
Statutory	$ 29,632,880	$ 2,567,615
Reconciling items:		
Non-admitted assets	2,818	-
Deferred policy acquisition costs	1,522,533	879,746
Deferred taxes	(538,651)	(134,557)
Unrealized gain on available for sale fixed maturities	61,730	-
Provision for reinsurance	32,027	-
GAAP	$ 30,713,337	$ 3,312,804

As of December 31, 2000, Ohio Indemnity's statutory surplus differed from GAAP shareholder's equity by an amount of $793 in nonadmitted assets, $642,787 in deferred policy acquisition costs, $348,547 in deferred taxes and $163,467 in unrealized gain on available for sale fixed maturities. Statutory net income for the year ended December 31, 2000 differed from GAAP net income by $423,594 in deferred policy acquisition costs and $149,233 in deferred taxes. Statutory net income for the year ended December 31, 1999 differed from GAAP net income by $66,515 in deferred policy acquisition costs and $134,233 in deferred taxes.

(13) RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for unpaid losses and loss adjustment expenses is summarized as follows:

Dollars in thousands	2001	2000	1999
Balance at January 1	**$ 2,959**	$ 3,723	$ 2,798
Less reinsurance recoverables	**20**	2	3
Net Balance at January 1	**2,939**	3,721	2,795
Incurred related to:			
Current year	**21,759**	17,169	16,177
Prior years	**(100)**	(2,100)	(1,592)
Total incurred	**21,659**	15,069	14,585
Paid related to:			
Current year	**17,074**	14,210	12,459
Prior years	**2,741**	1,641	1,200
Total paid	**19,815**	15,851	13,659
Net Balance at December 31	**4,783**	2,939	3,721
Plus reinsurance recoverables	**90**	20	2
Balance at December 31	**$ 4,873**	$ 2,959	$ 3,723

As a result of changes in estimates of insured events in prior years, the provision for unpaid losses and loss adjustment expenses decreased by $100,000, $2,100,000 and $1,592,000 in 2001, 2000 and 1999, respectively, due to redundancy in ultimate loss coverage reserves for prior accident years.

(14) REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers. Such arrangements serve to enhance the Company's capacity to write business, provide greater diversification and limit the Company's maximum loss arising from large risks. Ceded reinsurance is effected by negotiation on individual risks. Although reinsurance does not discharge the original insurer from its primary liability to its policyholders, it is the practice of insurers for accounting purposes to treat reinsured risks as risks of the reinsurer. The primary insurer would only reassume liability in those situations where the reinsurer is unable to meet the obligations it assumed under the reinsurance agreements. The ability to collect reinsurance is subject to the solvency of the reinsurers.

The Company's ceded reinsurance transactions are attributable to two Lender/Dealer policies and a mortgage protection product. In 2001, the Company assumed a quota share participation in the gross liability of an insurer covering bail bond business.

A reconciliation of direct to net premiums, on both a written and earned basis, for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct	**$ 41,523,291**	**$ 38,390,171**	$ 25,403,832	$ 25,058,892	$ 27,019,384	$ 25,342,701
Assumed	**329,739**	**173,005**	-	-	-	-
Ceded	-	**(254,438)**	-	(217,077)	-	(127,070)
	$ 41,853,030	**$ 38,308,738**	$ 25,403,832	$ 24,841,815	$ 27,019,384	$ 25,215,631

The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 2001, 2000 and 1999 were: $164,794, $161,411 and $9,892, respectively. Ceded reinsurance decreased commission expense incurred by $160,839, $49,988 and $73,420, respectively.

(15) RELATED PARTIES

Loans to affiliates at December 31, 2001 includes a $96,000 loan to an officer of the Company. Such indebtedness is due and payable on February 1, 2002 and accrues interest at the prime rate through February 1, 2002 and, if unpaid on such date, 2% above the prime rate thereafter. Pursuant to the terms of a Resignation Agreement and Release between the Company and such officer, the Company has the right to offset any amounts that are due and payable under the cognovit promissory notes against any amounts that are due and payable by the Company under such Resignation Agreement and Release.

During 1994, the Company entered into a Split-Dollar Insurance Agreement with a bank, as trustee, for the benefit of an officer/shareholder and his spouse. The bank has acquired a second-to-die policy on the lives of the insureds, in the aggregate face amount of $2,700,000. At December 31, 2001, the Company had loaned the trustee $574,058 under this agreement for payment of insurance premiums. Amounts loaned by the Company to the trustee are to be repaid, in full, without interest from any of the following sources; cash surrender value of the underlying insurance contracts, death benefits and/or the sale of 15,750 common shares of the Company contributed by the officer/shareholder to the Trust. In February 2000, the Company entered into a Split-Dollar Insurance Agreement for the benefit of another officer in the face amount of $1,000,000. At December 31, 2001, $23,000 was included in loans to affiliates for payment of insurance premiums. All premiums paid by the Company in connection with the Split-Dollar insurance policy are to be repaid, in full, without interest, upon the death, retirement or termination of the officer.

During 2001 and 2000, the Company agreed to repurchase common shares of the Company from two officers of Ohio Indemnity concurrent with the issuance of such common shares through exercise of stock options. The $22,640 payment in 2001 and the $58,750 payment in 2000 to settle the option grants were recorded as compensation expense.

The executive offices of the Company are shared with consolidated subsidiaries. Rental, equipment and bookkeeping expenses are allocated among them pursuant to management fee agreements.

(16) CONCENTRATIONS

Four customers in the ultimate loss insurance program represented $4,238,080, $3,850,000, $3,677,520 and $3,485,288 of the Company's net premiums earned in 2001, $0, $3,550,000, $2,843,525 and $2,683,880 of the net premiums earned in 2000 and $0, $3,825,000, $2,643,601and $2,859,446 of the net premiums earned in 1999, respectively.

(17) STOCK DIVIDEND

On May 5, 1999, the Company declared a 5% common share dividend to shareholders of record on May 25, 1999. Accordingly, all common share data have been adjusted to include the effect of the stock dividend.

(18) COMMON SHARE REPURCHASE PROGRAM

On August 16, 1999, the Board of Directors adopted a common share repurchase program. The program allowed the Company to repurchase, from time to time, up to a total of 500,000 of its common shares. The program expired on December 31, 2000. Through December 31, 2000, the Company repurchased 491,448 shares at an average price per share of $4.62 under this program. Repurchases were funded by cash flows from operations.

(19) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Our results of operations have varied, and in the future may vary, from quarter to quarter principally because of fluctuations in underwriting results. Consequently, quarterly results are not necessarily indicative of full year results, nor are they comparable to the results of other quarters. The following table sets forth certain unaudited quarterly consolidated financial and operating data:

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	**$ 7,014,694**	**$ 10,618,263**	**$ 10,098,238**	**$ 10,577,543**
Net investment and other income	**1,669,420**	**1,291,969**	**1,320,293**	**897,702**
Total revenue	**8,684,114**	**11,910,232**	**11,418,531**	**11,475,245**
Losses and operating expenses	**7,790,510**	**10,728,289**	**10,410,251**	**10,292,515**
Net income	**654,063**	**846,258**	**729,396**	**845,473**
Net income per common share	**.11**	**.15**	**.13**	**.14**
Net income per common share, assuming dilution	**.11**	**.15**	**.13**	**.14**

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$ 5,615,626	$ 6,399,555	$ 6,680,951	$ 6,145,683
Net investment and other income	1,353,045	2,076,951	1,122,905	986,280
Total revenue	6,968,671	8,476,506	7,803,856	7,131,963
Losses and operating expenses	6,063,087	6,570,227	5,944,642	6,182,107
Net income	653,869	1,313,062	1,239,733	711,693
Net income per common share	.11	.22	.21	.12
Net income per common share, assuming dilution	.11	.22	.21	.12

Common share data have been adjusted to include the effect of the stock dividend.

(20) REGULATORY STANDARD

Ohio Indemnity is subject to a Risk Based Capital test applicable to property and casualty insurers. The Risk Based Capital test serves as a benchmark of insurance enterprises' solvency by state insurance regulators by establishing statutory surplus targets which will require certain company level or regulatory level actions. Ohio Indemnity's total adjusted capital is in excess of all required action levels.

(21) LITIGATION

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the Company's knowledge, threatened against the Company, its subsidiaries or against any of their assets, interests or rights or against any officer, director or employee of any of them that in any such case, if decided adversely, could reasonably be expected to have, individually or in the aggregate, a material adverse effect. Neither the Company nor any of the Company's subsidiaries is a party to any order, judgment or decree which has had or could reasonably be expected to have a material adverse effect on the Company.

(22) DISPUTE SETTLEMENT

Included in other income for the year ended December 31, 2000, is a $900,000 payment received in May 2000, in connection with the settlement of a dispute with an unaffiliated party.

(23) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	2001	2000	1999
Net income	**$ 3,075,190**	$ 3,918,357	$ 3,889,195
Income available to common shareholders, assuming dilution	**$ 3,075,190**	$ 3,918,357	$ 3,889,195
Weighted average common shares outstanding	**5,769,340**	5,891,752	6,106,117
Adjustments for dilutive securities:			
Dilutive effect of outstanding options	**20,000**	18,831	74,131
Diluted common shares	**5,789,340**	5,910,583	6,180,248
Net income per common share	**$ .53**	$ .66	$ .64
Net income per common share, assuming dilution	**$ .53**	$ .66	$ .63

Common Share data has been adjusted to include the effect of the stock dividend.

(24) SEGMENT INFORMATION

The Company operates primarily in the property/casualty insurance industry. There are intersegment management and commission fees. The allocations of certain general expenses within segments are based on a number of assumptions, and the reported operating results would change if different methods were applied. Depreciation and capital expenditures are not considered material.

	December 31, 2001				
	Property/Casualty Insurance	Insurance Agency	Municipal Code Publishing	All Other	Consolidated Totals
Revenues from external customers	$ 39,793,214	$ 67,065	$ 2,652,231	$ 23,147	$ 42,535,657
Intersegment revenues	5,880	340,494	-	81,240	427,614
Interest revenue	1,335,796	107	-	44,176	1,380,079
Interest expense	9,266	-	3,162	15,648	28,076
Depreciation and amortization	59,829	102,122	78,140	65,970	306,061
Segment profit (loss)	4,545,478	141,402	380,425	(373,134)	4,694,171
Income tax expense (benefit)	1,229,850	87,923	143,617	(270,023)	1,191,367
Segment assets	58,283,510	2,610,501	1,878,414	3,967,509	66,739,934

	December 31, 2000						
	Property/Casualty Insurance	Title Agency	Workers Compensation Administration	Insurance Agency	Municipal Code Publishing	All Other	Consolidated Totals
Revenues from external customers	$ 26,954,064	$ 115,724	$ 427,036	$ 155,942	$ 1,884,067	$ 10,280	$ 29,547,113
Intersegment revenues	5,880	-	-	642,113	-	71,240	719,233
Interest revenue	1,489,992	-	-	98	-	63,026	1,553,116
Interest expense	7,526	90	-	40	-	250,328	257,984
Depreciation and amortization	118,651	419	2,746	107,189	39,823	58,696	327,524
Segment profit (loss)	5,751,667	(37,138)	(37,177)	373,978	266,025	22,811	6,340,166
Income tax expense (benefit)	1,677,890	-	-	161,852	102,077	(239,243)	1,702,576
Segment assets	40,285,510	-	-	2,492,767	1,464,405	2,888,620	47,131,302

	December 31, 1999					
	Property/Casualty Insurance	Title Agency	Workers Compensation Administration	Insurance Agency	All Other	Consolidated Totals
Revenues from external customers	$ 26,804,050	$2,387,351	$ 591,654	$ 479,197	$ 109	$ 30,262,361
Intersegment revenues	9,480	-	-	375,014	10,440	394,934
Interest revenue	1,364,876	-	-	-	29,604	1,394,480
Interest expense	5,054	2,814	29	51	254,693	262,641
Depreciation and amortization	65,907	64,555	4,685	43,928	76,929	256,004
Segment profit (loss)	5,626,008	33,556	(36,867)	261,278	(35,843)	5,848,132
Income tax expense (benefit)	1,615,479	13,927	-	103,604	(169,007)	1,564,003
Segment assets	37,205,839	940,140	248,952	2,409,474	3,349,718	44,154,123

	2001	2000	1999
Revenue			
Total revenues for reportable segments	**$ 42,535,657**	$ 29,547,113	$ 30,262,361
Interest revenue	**1,380,079**	1,553,116	1,394,480
Elimination of intersegment revenues	**(427,614)**	(719,233)	(394,934)
Total consolidated revenue	**$ 43,488,122**	$ 30,380,996	$ 31,261,907
Profit			
Total profit for reportable segments	**$ 5,067,305**	$ 6,317,355	$ 5,883,975
Other loss	**(373,134)**	22,811	(35,843)
Elimination of intersegment profits	**(427,614)**	(719,233)	(394,934)
Income before income taxes	**$ 4,266,557**	$ 5,620,933	$ 5,453,198
Assets			
Total assets for reportable segments	**$ 62,772,425**	$ 44,242,682	$ 40,804,405
Other assets	**3,967,509**	2,888,620	3,349,718
Elimination of intersegment receivables	**(2,069,257)**	(1,230,318)	(1,706,010)
Consolidated assets	**$ 64,670,677**	$ 45,900,984	$ 42,448,113

(25) SALES OF SUBSIDIARIES

On January 24, 2000, the Company sold its wholly-owned subsidiary Custom Title Services, Inc. See Note 5. A $34,512 gain on disposal of the subsidiary was recognized in earnings. The business operated as a title lien search and mortgage service company. Title and appraisal fees represented 4% and 7.6% of total revenue for 2000 and 1999, respectively.

On October 6, 2000, the Company sold its wholly-owned subsidiary, BCIS Services, Inc. for $40,000. A $24,625 gain on disposal of subsidiary was recognized in earnings. The business operated as a third party administrator specializing in certain workers' compensation programs. Claims administration fees represented 1.4% and 1.9% of total revenue for 2000 and 1999, respectively.

(26) POLICY RESCISSION

On July 11, 2000, the Company entered into an Agreement to Rescind and Release a policy which provided coverage to auto dealers (or agents) who sold auto warranty contracts. The policy rescission resulted in an underwriting gain of $243,000 for the nine months ended September 30, 2000 primarily due to the release of reserves associated with the program.

(27) ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS 141, "Business Combinations," which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, SFAS 141 requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. The Company adopted SFAS 141 on July 1, 2001, with no material impact on the financial statements.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. The Company adopted SFAS 142 on January 1, 2002.

In accordance with the provisions of SFAS 142, the Company ceased amortization of goodwill and all intangible assets with indefinite useful lives. The Company has performed the requisite transitional impairment tests for these assets as of January 1, 2002 and has determined that approximately $1.5 million of goodwill, associated with the August 1999 acquisition of Paul Boardway and Associates, Inc., will be recorded as a charge to income in the first quarter of 2002.

Report Of Independent Auditors

The Board of Directors and Shareholders
Bancinsurance Corporation

We have audited the accompanying consolidated balance sheets of Bancinsurance Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Bancinsurance Corporation for the year ended December 31, 1999 were audited by other auditors whose report dated March 13, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bancinsurance Corporation at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Columbus, Ohio
February 1, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our principal sources of revenue are premiums paid by insureds. Premium volume principally is earned as written because of the nature of the monthly policies issued. Our principal costs are losses and loss adjustment expenses. The principal factor in determining the level of our profit is the difference between the premiums earned and losses and loss adjustment expenses incurred.

Losses and loss adjustment expense reserves are estimates of what an insurer expects to pay on behalf of claimants. We are required to maintain reserves for payment of estimated losses and loss adjustment expenses for both reported claims and incurred but not reported claims. Our ultimate liability may be different from current reserve estimates.

Losses and loss adjustment expense reserves for incurred by not reported claims are estimated based on several variables including historical and statistical information, inflation, legal developments, economic conditions, general trends in claim severity and frequency and other factors that could affect the adequacy of loss reserves. We review case reserves and incurred but not reported reserves monthly and make appropriate adjustments.

SUMMARY RESULTS

The following table sets forth period to period changes in selected financial data:

	Period to Period Increase (Decrease) Years Ended December 31,			
	2000-2001		1999-2000	
	Amount	% Change	Amount	% Change
Premiums written	$ 16,449,198	64.8 %	$ (1,615,552)	(6.0)%
Net premiums earned	13,466,923	54.2 %	(373,816)	(1.5)%
Net investment income	211,599	16.2 %	(415,110)	(24.1)%
Total revenue	13,107,126	43.1 %	(880,911)	(2.8)%
Loss and loss adjustment expenses, net of reinsurance recoveries	6,590,114	43.7 %	483,279	3.3 %
Operating expenses	8,101,296	85.9 %	(1,527,268)	(13.9)%
Interest expense	(229,908)	(89.1)%	(4,657)	(1.8)%
Operating income	(1,354,376)	(24.1)%	167,735	3.1 %
Net income	(843,167)	(21.5)%	29,162	.7 %

The combined ratio, which is the sum of the loss ratio and the expense ratio, is the traditional measure of underwriting experience for insurance companies. The following table reflects the loss, expense and combined ratios of Ohio Indemnity on both a statutory and GAAP basis for each of the years ended December 31:

	2001	2000	1999
Statutory:			
Loss ratio	**63.9 %**	59.7 %	62.5 %
Expense ratio	**23.4 %**	29.1 %	23.9 %
Combined ratio	**87.3 %**	88.8 %	86.4 %
GAAP:			
Loss ratio	**56.5 %**	60.7 %	57.8 %
Expense ratio	**35.5 %**	27.4 %	26.6 %
Combined ratio	**92.0 %**	88.1 %	84.4 %

Investment of Ohio Indemnity's assets is restricted to those investments permitted by the Ohio insurance laws. Our overall investment policy is determined by our Board of Directors and is reviewed periodically. We principally invest in investment-grade obligations of states, municipalities and political subdivisions because the majority of the interest income from such investments is tax-exempt and such investments have generally resulted in favorable net yields. We have the ability and intent to hold held to maturity fixed income securities to maturity or to the put date, and, as a result, we carry held to maturity fixed income securities at amortized cost for GAAP purposes. As our fixed income securities mature, there can be no assurance that we will be able to reinvest in securities with comparable yields.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 as Compared to Year Ended December 31, 2000

Premiums. Premiums written in fiscal year 2001 increased 64.8% to $41,853,030 from $25,403,832 in fiscal year 2000. Net premiums earned in fiscal year 2001 increased 54.2% to $38,308,738 from $24,841,815 in fiscal year 2000. We attribute these increases in premiums written and net premiums earned primarily to growth in the number of new policies that we issued in 2001 as a result of the addition of four significant financial institutions (and numerous smaller financial institutions) as customers in our Lender/Dealer program. Increased automobile lending, which resulted in higher premium volume on existing policies, also contributed to overall premium growth in fiscal year 2001. Lender/Dealer written premiums increased by $14,366,165 during 2001 over the comparable year to date period in 2000. New policy sales benefited from our expanded marketing department and expanded sales through agency relationships to regional and community financial institutions. The Guaranteed Auto Protection ("GAP") premiums written increased from $293,800 in 2000 to $1,646,279 in 2001 primarily as a result of an agent transferring a book of GAP business to us. Premiums written for our Unemployment Insurance Protection business increased by $400,816 during 2001 over 2000 primarily as a result of growth in Mandated Surety Bonds and increases in premiums on our existing Excess of Loss business. During the third quarter of 2001, we assumed Bail Bond coverage in New Jersey. Premiums written for this business were $329,739 in 2001.

Investment Income. Investment income (before taxes and excluding net realized capital gains/losses) decreased 8.1% to $1,496,621 in 2001 from $1,628,306 in 2000. The decrease in investment income was primarily the result of a decrease in average portfolio yield. As of December 31, 2001 and 2000, the average yield on our portfolio was 3.5% and 4.6%, respectfully. The effective duration of our portfolio at December 31, 2001 was 6.1 years compared with 5.9 years at December 31, 2000. During 2001, we realized gains on investments of $22,542 compared with realized losses of $320,742 in 2000. During the fourth quarter of 2001, we recorded a realized loss on equity investments of $388,333. The Company's investment strategy is based on current market conditions and tax considerations which we regularly monitor.

Codification and Subscription Fees. Codification and subscription fees generated by American Legal Publishing, our consolidated subsidiary, accounted for $1,884,067 of our revenues in 2000 and $2,652,231 of our revenues in 2001. The increase in codification and subscription fees in 2001 was primarily attributable to our acquisition of Justinian Publishing Company, which contributed $301,631 in additional fees. In addition, growth in subscriptions and state league programs contributed to the increase. See Note 1 (g) to our Consolidated Financial Statements.

Claims Administration Fees. Claims administration fees generated by BCIS Services, our former consolidated subsidiary, accounted for $427,036 of our revenues in 2000. On October 6, 2000, we sold BCIS Services. See Note 25 to our Consolidated Financial Statements.

Title and Appraisal Fees. Title services and appraisal fees generated by Custom Title Services, our former consolidated subsidiary, accounted for $115,724 of our revenues in 2000. On January 24, 2000, we sold Custom Title Services. See Note 25 to our Consolidated Financial Statements.

Management Fees. Management fees increased 28.3% in 2001 from $659,929 in 2000 to $846,446 in 2001. The increase was the result of a 19.2% decline in calendar year benefits charges which were partially offset by a 4.4% reduction in Bonded Service fees, thus increasing the residual reserve distribution. We expect fees to vary from year to year depending on unemployment levels and claims experience in the Bonded Service program. See Note 1(m) to our Consolidated Financial Statements.

Commission Fees. Net commission fees generated by our Paul Boardway and Associates subsidiary accounted for $67,065 of our revenues in 2001 and $155,942 of our revenues in 2000. The decline in commission fees was primarily the result of our action taken during 2000 to preserve the business acquired from Paul Boardway and Associates in 1999 and to provide a claim servicing location closer to its customers. During the first half of 2000, we transferred several policies to another general agency who represents Ohio Indemnity. See Note 1(f) to our Consolidated Financial Statements.

Other Income. Other income decreased from $988,919 in 2000 to $78,631 in 2001. The decrease was primarily the result of recognition of a one-time payment of $900,000 received by us in the second quarter of 2000 in settlement of a dispute with an unaffiliated party.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses increased 43.7% in 2001 to $21,658,744 from $15,068,630 in 2000, respectively. The resulting net loss and loss adjustment expense GAAP ratios were 56.5% and 60.7% in 2000, respectively. The increase in the loss and loss adjustment expense ratio during 2001 was primarily the result of higher dollar losses expected due to growth in our Lender/Dealer products. Our GAP business incurred loss and loss adjustment expenses of $294,076 in 2001 and $25,362 in 2000. Losses and loss adjustment expenses for the Unemployment Insurance Protection business increased $211,429 from 2000 to 2001, which was primarily caused by less favorable claims experience and higher claims incurred. Our Bail Bond Insurance business incurred loss and loss adjustment expenses of $103,803 in 2001. Partially offsetting these increases, during 2000, we released $304,604 of loss reserves due to the rescission of the auto warranty contract program. See Note 26 to our Consolidated Financial Statements.

Operating Expenses. Our operating expenses consist of experience rating adjustments, commission expense, other insurance operating expense, amortization of deferred policy acquisition costs and general and administrative expenses. Experience rating adjustments increased from $(233,026) in 2000 to $5,155,850 in 2001. Experience rating adjustments are calculated and adjusted from period to period based on policy experience to date and premium growth. Management anticipates that the experience rating adjustment may fluctuate in future years based on this calculation. Commission expense increased 62.6% during 2001 from $3,639,642 in 2000 to $5,918,461 in 2001. The increase in 2001 was consistent with the overall premium activity for 2001. Other insurance operating expenses increased 6.5% as a result of increases in state and local insurance taxes, rent and office supplies. General and administrative expenses increased 7.9% from $3,090,167 in 2000 to $3,334,200 in 2001, primarily as a result of increases in salaries, sales commissions and supplies.

Federal Income Taxes. In 2001, we had income before taxes of $4,266,557 and recorded a provision of $1,191,367 for income taxes, as compared to income before taxes of $5,620,933 and a provision for income taxes of $1,702,576 in 2000. The effective consolidated income tax rate was 27.9% and 30.3% in 2001 and 2000, respectively. In 2001, the deductible for dividends received and tax exempt interest was 15.9% higher compared with the prior year. See Note 8 to our Consolidated Financial Statements.

GAAP Combined Ratio. Our combined ratio was 92.0% of net premiums earned for the year 2001 compared to 88.1% the prior year. The 3.9 percentage point increase is attributable to the higher expense ratio. Expressed as a percentage of premiums earned, the loss ratio declined to 56.5% for the year 2001 from 60.7% a year ago. The expense ratio rose to 35.5% for the year 2001 from 27.4% the prior year, principally due to a reclassification of experience rating adjustment expenses during fourth quarter 2000.

Year Ended December 31, 2000 as Compared to Year Ended December 31, 1999

Premiums. Premiums written decreased 6.0% from $27,019,384 in 1999 to $25,403,832 in 2000; while premiums earned remained relatively constant at $25,215,631 in 1999 and $24,841,815 in 2000. Premiums written for Lender/Dealer insurance increased 4.2% from $20,765,936 in 1999 to $21,643,668 in 2000. Premiums earned for Lender/Dealer insurance remained relatively constant at $20,222,904 in 1999 and $20,377,066 in 2000. Premiums written for the Unemployment Insurance program decreased 18.6% from $4,689,962 in 1999 to $3,819,154 in 2000; while premiums earned decreased 18.8% from $4,692,875 in 1999 to $3,810,995 in 2000. The decrease in premiums written and premiums earned in our Unemployment Insurance program were primarily the result of a reduction in premium associated with a decline in risk exposure resulting from higher deductibles on two significant policies. In 1999, we began providing auto warranty contract coverage to automobile dealers or agents. We decided to discontinue offering this policy during the third quarter of 2000 because it was not achieving expected results. This resulted in return premiums, which totaled $1,250,592 and a reduction in premiums written in the same amount. The policy represented negative earned premium of $61,241 during 2000. See Note 26 to our Consolidated Financial Statements.

Investment Income. Investment income decreased 24.1% from $1,722,674 in 1999 to $1,307,564 in 2000. The decrease was the result of realized losses which were $320,742 in 2000 compared with realized gains of $226,826 in 1999. A weaker outlook for U.S. corporate profits and the slowdown in consumer spending attributed to a repositioning of our equity portfolio in the fourth quarter. While most stocks were down, technology and telecommunication stocks were generally down the most. The broader indices were also down for 2000, with the NASDAQ dropping approximately 20% of its value in the fourth quarter. Our investment strategy is based on current market conditions and other factors which we review from time to time. Our investment portfolio is concentrated in municipal tax-free investment-grade securities. We strive to maintain a high quality investment portfolio. The average yield on our investment portfolio was 4.6% in 1999 and 2000.

Codification and Subscription Fees. Codification and subscription fees generated by our American Legal Publishing subsidiary accounted for $1,884,067 of our revenues for 2000. We acquired American Legal Publishing on February 29, 2000.

Claims Administration Fees. Claims administration fees generated by our BCIS Services subsidiary accounted for $591,654 of our revenues in 1999 and $427,036 in 2000. On October 6, 2000, we sold BCIS Services. Management does not expect the sale to have a material adverse effect on our operating results. See Note 25 to our Consolidated Financial Statements.

Title and Appraisal Fees. Title services and appraisal fees generated by our Custom Title Services subsidiary accounted for $2,387,351 of our revenues in 1999 and $115,724 in 2000. On January 24, 2000, we sold Custom Title Services. Management does not expect the sale to have a material adverse effect on our operating results. See Note 25 to our Consolidated Financial Statements.

Management Fees. Management fees decreased from $1,153,663 in 1999 to $659,929 in 2000. The decrease was attributable to recognition of less favorable results from a closed year of operations of the Bonded Service program. We expect fees to vary from year to year depending on claims experience in the Bonded Service program. See Note 1(m) to our Consolidated Financial Statements.

Commission Fees. Net commission fees generated by our Paul Boardway and Associates subsidiary accounted for $103,430 of our revenues in 1999 and $155,942 in 2000. We acquired Paul Boardway during the third quarter of 1999. See Note 1(f) to our Consolidated Financial Statements.

Other Income. Other income increased from $87,504 in 1999 to $988,919 in 2000. The increase was attributable to other income of $900,000 received by us in the second quarter of 2000 in settlement of a dispute with an unaffiliated party.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses totaled $14,585,351, or 57.8% of premiums earned in 1999 compared to $15,068,630 or 60.7% of premiums earned in 2000. Losses and loss adjustment expenses for the Lender/Dealer Insurance program decreased 5.7% from $15,064,387 in 1999 to $14,203,678 in 2000. Losses and loss adjustment expenses for the Unemployment Insurance program decreased 39.4% from $299,363 in 1999 to $181,506 in 2000. These decreases were primarily the result of favorable loss experience on reserves for prior accident years and further complemented by the release of $304,664 of loss reserves due to the recission of the auto warranty contract program. See Note 26 to our Consolidated Financial Statements.

Operating Expenses. Operating expenses consist of experience rating adjustments, commission expense, other insurance operating expense, amortization of deferred policy acquisition costs and general and administrative expenses. Operating expenses decreased 1.3% from $9,790,718 in 1999 to $9,666,475 in 2000. Experience rating adjustments decreased from $1,169,999 in 1999 to $(233,026) in 2000. Commission expense remained relatively constant at $3,623,761 in 1999 and $3,639,642 in 2000. Prior to August 25, 1999, Paul Boardway and Associates was an unaffiliated independent insurance agency. Subsequent to the acquisition, all intercompany commission transactions and balances have been eliminated in consolidation. Other insurance operating expenses increased 2.8% from $2,855,542 in 1999 to $2,936,666 in 2000 primarily as a result of increases in computer consulting services, tax, license and fees, allocable salaries and legal expense. General and administrative expenses decreased 6.7% from $3,311,415 in 1999 to $3,090,167 in 2000 primarily as a result of decreases in title business expense, salaries and related benefits, rent and bad debt expense. BCIS Services incurred operating expenses of $628,534 in 1999 compared with $464,213 in 2000. Custom Title discontinued business operations under our ownership January 24, 2000. Paul Boardway and Associates incurred operating expenses in 1999 of $217,919 from its acquisition on August 25, 1999 to $412,459 during 2000. American Legal Publishing incurred operating expenses of $1,607,258 from its acquisition on February 29, 2000 through December 31, 2000.

Federal Income Taxes. For the year 2000, we had income before taxes of $5,620,933 and recorded a provision of $1,702,576 for income taxes compared with income before taxes of $5,453,198 and a provision for income taxes of $1,564,003 in 1999. The effective consolidated income tax rate was 28.7% for 1999 and 30.3% in 2000. See Note 8 to the Notes to Consolidated Financial Statements.

GAAP Combined Ratio. The change in the GAAP combined ratio from 84.4% in 1999 to 88.1% in 2000 was an anticipated increase in the loss ratio due to management's continuing emphasis on larger accounts in the Lender/Dealer Insurance program.

DISCONTINUED PRODUCTS

On January 24, 2000, we sold Custom Title Services, Inc. and on October 6, 2000 we sold BCIS Services, Inc. as part of an overall strategy to focus on our historically profitable core lines of business. On July 11, 2000, we entered into an Agreement to Rescind and Release a significant policy for a product which provided coverage to auto dealers or agents who sold auto warranty contracts. Management does not expect these transactions will have a material adverse effect on our operating results.

LIQUIDITY AND CAPITAL RESOURCES

We are an insurance holding company whose principal asset is the capital stock of Ohio Indemnity. We are, and will continue to be, dependent on dividends from Ohio Indemnity to meet our liquidity requirements, including debt service obligations. We have a $10 million credit facility to fund working capital requirements. Based on statutory limitations, the maximum amount of dividends that we would be able to receive in 2002 from Ohio Indemnity, absent regulatory consent, is $2,963,288. See Note 11 to our Consolidated Financial Statements. Ohio Indemnity derives its funds principally from net premiums written, reinsurance recoveries, investment income and contributions of capital from us. The principal use of these funds is for payment of losses and loss adjustment expenses, commissions, operating expenses and income taxes. Net cash provided by operating activities equaled $5,156,635, $4,311,302 and $14,242,945 for the years ended December 31, 1999, 2000 and 2001, respectively. Net cash provided by (used in) financing activities was $215,016, $(1,490,448) and $453,458 for the years ended December 31, 1999, 2000 and 2001, respectively. Net cash provided by (used in) our investing activities was $(7,552,507), $1,338,612 and $(1,710,049) for the years ended December 31, 1999, 2000 and 2001, respectively.

American Legal Publishing derives its funds principally from codification and subscription fees which are currently sufficient to meet its operating obligations. Paul Boardway and Associates derives its funds principally from commission fees which are currently sufficient to meet its operating obligations. When expanding our business through acquisitions, we have selected growth opportunities to build upon existing strengths and industry experience. As each business segment is continually evaluated with goals of increased revenue and profitability, management will reposition assets to those areas which contribute to our overall financial objectives.

We maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated payment obligations without being required to liquidate intermediate-term and long-term investments through the end of 2002. Because of the nature of the risks we insure, losses and loss adjustment expenses emanating from our policies are characterized by relatively short settlement periods and quick development of ultimate losses compared to claims emanating from other types of insurance products. Therefore, we believe that we can estimate our cash needs to meet our loss and expense payment obligations through the end of 2002.

Our investments at December 31, 2001 consisted primarily of investment-grade fixed income securities. Cash and short-term investments at December 31, 2001 amounted to $25,023,272 or 49.3% of total cash and invested assets. The fair values of our held to maturity fixed income securities are subject to market fluctuations but are carried on our balance sheet at amortized cost because we have the ability and intent to hold held to maturity fixed income securities to maturity or put date. Available for sale fixed income securities are reported at fair value with unrealized gains or losses, net of applicable deferred taxes, reflected in accumulated other comprehensive income. We earned net investment income of $1,722,674, $1,307,564 and $1,519,163 for the years ended December 31, 1999, 2000 and 2001, respectively.

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. We mitigate this risk by attempting to ladder the maturity schedule with the expected payouts of our liabilities. To the extent that liabilities come due more quickly than assets mature, we would have to sell assets prior to maturity and recognize a gain or loss.

All our material capital commitments and financial obligations are reflected in our financial statements, except our risk on surety bonds and state mandated performance bonds, written in connection with the Bonded Service program. The financial statements include reserves for losses on these programs for any claims filed and for an estimate of incurred but not reported losses. Such reserves were $425,500 and $368,000 at December 31, 2001 and 2000, respectively.

Under applicable insurance statutes and regulations, Ohio Indemnity is required to maintain prescribed amounts of capital and surplus as well as statutory deposits with the appropriate insurance authorities. Ohio Indemnity is in compliance with all applicable statutory capital and surplus requirements. Ohio Indemnity's investments consist only of permitted investments under Ohio insurance laws.

DISCLOSURE ABOUT MARKET RISK

The following discussion about our risk-management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and other relevant market rate or price changes. Market risk is influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how those exposures are currently managed as of December 31, 2001. Our market risk sensitive instruments are entered into for purposes other than trading.

The carrying value of our investment portfolio as of December 31, 2001 was $31,211,753, 60.9% of which is invested in fixed income securities, 21.5% in equity securities and 17.6% in short-term investments. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed income securities as well as fixed-rate short-term investments. We have no foreign exchange risk or direct commodity risk.

For fixed income securities, the short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions. For additional information regarding our objectives and strategies pertaining to the investment portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

For our investment portfolio, for the year ended December 31, 2001, there were no material changes in our primary market risk exposures or in how these exposures were managed compared to the year ended December 31, 2000. We do not anticipate material changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect during future reporting periods.

The following table summarizes the financial instruments held by us at December 31, 2001, which are sensitive to changes in interest rates. The instruments held by us are held for purposes other than trading. Excluded from the financial instruments shown below, are those fixed-rate instruments with a maturity of less than twelve months at December 31, 2001, as we have determined the interest rate risk related to these instruments to be relatively immaterial. Also excluded from the cash flow information disclosed below are cash receipts and payments related to interest. In the normal course of business, we also face risks that are either nonfinancial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following table:

	Projected Cash Flows							
	2002	2003	2004	2005	2006	Thereafter	Total	December 31, 2001 Fair Value
Fixed income securities:								
Held to maturity	$ 1,141,000	$ 1,400,000	$ 135,000	$ 145,000	$ 700,000	$ 1,195,000	$ 4,716,000	$ 4,869,247
Available for sale								$ 14,273,152
Loans to affiliates						$ 597,058	$ 597,058	$ 488,801
Weighted Average Interest Rate:								
Fixed income securities	5.36%	5.74%	6.80%	4.75%	4.92%	5.19%		
Loans to affiliates						0.00%		

The amounts reported as cash flows in the above table for held-to-maturity fixed income securities represent par values at maturity date or call date, if applicable. The fair values of fixed income securities as disclosed in the above table are based upon quoted market prices or dealer quotes for comparable securities. The fair values of the fixed rate short-term investments, as well as the loans to affiliates, are based upon the amount of total cash flows discounted over the applicable term at interest rates that approximate market yields on similar investments at December 31, 2001. The cash flows for the loans to affiliates represent the principal amounts outstanding at December 31, 2001 at respective due dates.

FACTORS TO CONSIDER FORWARD-LOOKING

Going forward, management will consider underwriting, acquisition and investment opportunities which fit our strategy of penetrating specialized insurance markets within the financial services industry. These decisions will be in areas where management feels we have an understanding of the underwriting and inherent risks. Management intends to add independent agents to expand our market presence. We will further concentrate on penetrating larger financial institutions for collateral protection insurance, expanding financial institution programs and auto dealer service contract programs. We will also consider opportunities for underwriting additional non-profit organizations as they continue to consolidate into national trusts and seek to retain and transfer their unemployment claim exposure.

TRENDS

During 2001, we experienced a material increase in loss and loss adjustment expenses. We attribute this increase primarily to the condition of the national economy. Specifically, we believe that rising unemployment levels and increased loan defaults and automobile repossessions caused such increase. To the extent that unemployment levels continue to rise, loan defaults and automobile repossessions continue to increase in frequency and the national economy continues to weaken, we anticipate that this trend will continue during our first quarter of 2002.

We also anticipate that our premiums earned in the first quarter of 2002 will be affected by the condition of the national economy. Specifically, the tragedies of September 11, 2001 motivated captive finance companies of automobile manufacturers to offer 0% financing programs. As a result, banks and finance companies, our primary customers, are experiencing lower demand for automobile loans. Although we are uncertain of the long-term impact of this trend, we anticipate that it will cause a decrease in premiums earned by our Lender/Dealer Insurance programs during our first quarter of 2002.

FORWARD-LOOKING INFORMATION

Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" that indicate our and shareholder values, intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that our actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine these results and values are beyond our ability to control or predict. Shareholders are cautioned not to put undue reliance on forward-looking statements. In addition, we have no obligation, and we do not intend to update forward-looking statements after the date hereof, even if new information, future events, or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Some of the factors that could cause our actual results to differ from our forward-looking statements include the following: (i) the demand for Ultimate Loss and Bonded Service insurance varies with factors beyond our control such as changes in interest rates, level of automobile financing activity, cost of automobiles, consumer confidence, unemployment levels, and general economic activity; (ii) the risk that losses from claims are greater than anticipated such that reserves for possible claims are inadequate; (iii) the risk that unanticipated adverse changes in securities markets could result in material losses in our investments; and (iv) the dependence on key management personnel with skills critical to our long-term success.

INFLATION

We do not believe that inflation has, or will have in the foreseeable future, a material impact upon our operating results.

INSURANCE REGULATORY MATTERS

The NAIC has developed a risk-based capital measurement formula to be applied to all property/casualty insurance companies. This formula calculates a minimum required statutory net worth, based on the underwriting, investment, credit, loss reserve and other business risks inherent in an individual company's operations. Under the current formula, any insurance company which does not meet threshold risk-based capital measurement standards could be forced to reduce the scope of its operations and ultimately could become subject to statutory receivership proceedings. Based on our analysis, our total adjusted capital is in excess of all required action levels and no corrective action will be necessary. The risk based capital provisions have been enacted into the Ohio Revised Code.

RESERVES

The amount of incurred losses and loss adjustment expenses is dependent upon a number of factors, including claims frequency and severity, the nature and types of losses incurred and the number of policies written. These factors may fluctuate from year to year and do not necessarily bear any relationship to the amount of premiums written or earned.

As claims are incurred, provisions are made for unpaid losses and loss adjustment expenses by accumulating case reserve estimates for claims reported prior to the close of the accounting period and by estimating incurred but not reported claims based upon past experience modified for current trends. Notwithstanding the variability inherent in such estimates, management believes that the provisions made for unpaid losses and loss adjustment expenses are adequate to meet our claim obligations. Such estimates are reviewed monthly by management and annually by an independent consulting actuary and, as adjustments thereto become necessary, such adjustments are reflected in our results of operations. Our independent consulting actuary has opined that loss and loss adjustment expense reserve levels, as of December 31, 2001, were reasonable.

BANCINSURANCE CORPORATION
Selected Financial Data

	2001	2000	1999	1998	1997	1996	1995
Premiums earned	**$ 38,308,738**	$ 24,841,815	$ 25,215,631	$ 20,869,288	$ 11,169,243	$ 10,138,104	$ 19,783,307
Investment and other income	**5,179,384**	5,539,181	6,046,276	5,328,425	4,661,158	2,566,770	2,027,037
Total revenues	**43,488,122**	30,380,996	31,261,907	26,197,713	15,830,401	12,704,874	21,810,344
Losses and loss adjustment expenses, net of reinsurance recoveries	**21,658,744**	15,068,630	14,585,351	12,961,147	6,070,954	5,404,484	12,760,094
Operating expenses	**17,562,821**	9,691,433	11,223,358	8,485,804	6,090,799	4,179,093	7,452,466
Operating income	**4,266,557**	5,620,933	5,453,198	4,750,762	3,668,648	3,121,297	1,597,784
Income taxes	**1,191,367**	1,702,576	1,564,003	1,356,342	967,354	780,249	176,698
Net income	**3,075,190**	3,918,357	3,889,195	3,394,420	2,701,294	2,341,048	1,421,086
Net income per common share, diluted[1]	**$ .53**	$ .66	$ .63	$ .55	$ .44	$ .38	$ .23

SELECTED BALANCE SHEET DATA

	2001	2000	1999	1998	1997	1996	1995
Total assets	**$ 64,670,677**	$ 45,900,984	$ 42,448,113	$ 35,948,667	$ 31,404,432	$ 28,274,952	$ 27,750,234
Note payable to bank	**5,600,000**	5,142,000	5,145,000	4,250,000	5,000,000	5,600,000	5,616,132
Net shareholders' equity	**31,391,909**	28,535,359	25,193,289	22,504,482	19,079,801	15,906,817	13,710,410

(1) Earnings per share assuming dilution is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding adjusted for any dilutive potential common shares for the period and restated for common stock dividends.

1994	1993	1992	1991	1990	1989	1988	1987
$ 25,535,824	$ 19,787,858	$10,657,111	$ 6,852,544	$ 4,596,382	$ 3,326,437	$ 3,327,362	$ 2,717,607
2,140,734	1,879,007	1,241,158	653,300	343,776	379,287	275,331	264,709
27,676,558	21,666,865	11,898,269	7,505,844	4,940,158	3,705,724	3,602,693	2,982,316
15,564,508	10,918,649	5,063,855	3,444,370	2,582,505	2,119,556	1,957,693	1,418,484
9,459,652	7,506,212	3,938,717	2,786,956	1,739,441	1,074,691	774,083	643,867
2,652,398	2,826,614	2,895,697	1,274,518	618,212	511,477	870,917	919,965
335,403	580,379	758,167	332,108	178,466	72,596	240,220	258,315
2,316,995	2,294,822	2,137,530	942,410	439,746	438,881	630,697	628,226
$ .37	$ .38	$ .35	$ .15	$ .08	$ .08	$ .10	$ .10

1994	1993	1992	1991	1990	1989	1988	1987
$ 43,774,264	$ 43,612,249	$28,014,631	$15,534,604	$11,581,617	$ 7,492,524	$ 5,755,781	$ 4,021,011
5,916,132	5,316,132	3,500,000	3,350,000	3,600,000	1,600,000	1,650,000	368,000
11,838,424	9,909,742	7,581,232	5,239,984	4,247,832	3,685,010	3,342,282	2,777,141

Market Information

The Company's common stock shares are traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "BCIS." The following table sets forth for the periods indicated the high and low sale prices for the Company in the over-the-counter market as reported by the National Quotation Bureau, Inc. The prices shown represent quotation between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. On February 8, 2002, the last reported sale price of the Company's common shares was $4.35.

FISCAL QUARTER ENDED	LOW SALE	HIGH SALE
March 31, 2000	4.250	5.500
June 30, 2000	3.875	4.859
September 30, 2000	3.938	4.625
December 31, 2000	4.188	4.625
March 31, 2001	4.313	4.688
June 30, 2001	4.370	5.120
September 30, 2001	4.150	5.160
December 31, 2001	4.450	5.000

Holders

The number of registered holders of record of the Company's common shares as of February 8, 2002 was 864.

Dividends

No cash dividends were declared or paid on our outstanding common shares in the two most recent fiscal years. We intend to retain earnings to finance the growth of our business and the business of Ohio Indemnity, American Legal Publishing and, therefore, do not anticipate paying any cash dividends to holders of our common shares. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, legal and regulatory restrictions, and other factors deemed relevant at the time. Reference is made to Note 11 to our Consolidated Financial Statements for a description of the restrictions on payment of dividends to us from Ohio Indemnity.

Annual Meeting

The annual meeting of shareholders will be held on June 3, 2002, at 10:30 a.m. local time, at the offices of Vorys, Sater, Seymour and Pease, 52 East Gay Street, Columbus, Ohio.

Board of Directors

Si Sokol
Chairman and
Chief Executive Officer

John S. Sokol
President

Daniel D. Harkins
Private Investor

Saul Sokol
Owner
Sokol Insurance Agency

William S. Sheley
Chief Technology Officer
Bank One Retail Group

Matthew D. Walter
Managing Partner
Talisman Capital Partners, LLC

Officers

Si Sokol
Chairman and
Chief Executive Officer

John S. Sokol
President

Sally J. Cress
Secretary and Treasurer

Corporate Information

Corporate Headquarters
Bancinsurance Corporation
250 East Broad Street
Columbus, Ohio 43215

Subsidiaries
Ohio Indemnity Company
250 East Broad Street
Columbus, Ohio 43215

American Legal Publishing Corporation
432 Walnut Street
Cincinnati, Ohio 45202

Paul Boardway and Associates, Inc.
250 East Broad Street
Columbus, Ohio 43215

BIC Management, Inc.
250 East Broad Street
Columbus, Ohio 43215

Independent Accountants
Ernst & Young LLP
Columbus, Ohio

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares and lost certificates should be directed to the Company's stock transfer agent and registrar:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45263

S.E.C. Form 10-K
A copy of the Bancinsurance Form 10-K as filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to the Corporate Secretary.

Common Stock
Listed: Nasdaq National Market
Quoted: BCIS

Bancinsurance Corporation
250 East Broad Street • Columbus, Ohio 43215
614-228-2800 • 800-628-8581 • 614-228-5552 Fax
www.amlegal.com • www.bancins.com • www.ohioindemnity.com